Exhibit 99.1

ENERFLEX LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2023

Dated February 28, 2024

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

ABOUT ENERFLEX

Enerflex is a values-driven, publicly traded global energy services company deploying and servicing equipment, infrastructure, low-carbon, and treated water solutions that secure the energy needs of today while preparing for the energy demands of tomorrow. The Company applies its technical expertise and trusted reputation to add value in highly specialized areas—from one-off projects and systems to a wide range of services and highly integrated solutions.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Enerflex Ltd. is a corporation existing under the Canada Business Corporations Act. The principal corporate and registered office of the Company is located at Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3. Additional information about Enerflex is available at www.enerflex.com or under the electronic profile of the Company on SEDAR+ and EDGAR.

Enerflex Common Shares trade on the Toronto Stock Exchange under the symbol EFX and on the New York Stock Exchange under the symbol EFXT.

Inter-Company Relationships

The principal subsidiaries of the Company, their jurisdictions of incorporation or formation, and the percentage of voting securities and restricted securities beneficially owned or controlled by the Company are set out below. For simplification, non-material subsidiaries are excluded.

Notes:

(1)	Enerflex holds 100% of the economic interest.
(2)	Formerly named Exterran Corporation which was acquired by the Company on October 13, 2022.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

GENERAL DEVELOPMENT OF THE BUSINESS

Three-year History

The following describes the significant events of the last three financial years with respect to Enerflex and its business.

Recent Developments

February

On February 15, 2024, Enerflex announced the appointment of Mr. Preet Dhindsa as Senior Vice President and Chief Financial Officer of the Company, effective March 1, 2024. Prior to his appointment, Mr, Dhindsa was the Interim Chief Financial Officer of the Company. See “Executive Officers”.

2023 Highlights and Developments

For the 2023 financial year, the Board of Directors approved and declared quarterly dividends to shareholders in the amount of $0.025 per Enerflex Common Share for the first, second, third, and fourth quarters of 2023, with the fourth quarter dividend being approved and declared on February 28, 2024. The total annual dividend for 2023 was $0.10 per Enerflex Common Share.

January

On January 20, 2023, Enerflex announced the appointment of Ms. Laura Folse as a director of the Company. Subsequent to her appointment, Ms. Folse was appointed as a member on the NCG Committee and subsequently, the HRC Committee. See “Board of Directors”.

March

On March 19, 2023, Enerflex announced the succession of its Chief Financial Officer and the appointment of Mr. Matthew Lemieux as Interim Chief Financial Officer of the Company. Prior to his appointment, Mr. Lemieux held the position of Vice President, Corporate Development and Treasury.

June

On June 28, 2023, Enerflex announced the appointment of Mr. Rodney D. Gray as Senior Vice President and Chief Financial Officer of the Company. Concurrent with the appointment of Mr. Gray, Mr. Lemieux reassumed his previous position.

August

On August 9, 2023, Enerflex announced the appointment of Ms. Joanne Cox as a director of Enerflex and a member of the Audit Committee. In addition, Enerflex also announced the retirement of Ms. Maureen Cormier Jackson, a director and chair of the Audit Committee, and in conjunction with her retirement, Ms. Mona Hale had assumed the role of chair of the Audit Committee.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

October

On October 1, 2023, Enerflex announced the resignation of Mr. Rodney D. Gray as Senior Vice President and Chief Financial Officer of the Company, and in connection therewith, the Company commenced a search for a new chief financial officer.

On October 13, 2023, Enerflex announced the appointment of Mr. Preet Dhindsa as Interim Chief Financial Officer of the Company.

2022 Highlights and Developments

For the 2022 financial year, the Board of Directors approved and declared quarterly dividends to shareholders in the amount of $0.025 per Enerflex Common Share for the first, second, third, and fourth quarters of 2022. The total annual dividend for 2022 was $0.10 per Enerflex Common Share.

January

Enerflex entered into an agreement and plan of merger with Enerflex US
Holdings Inc., a Delaware corporation and a direct, wholly owned subsidiary of Enerflex, and Exterran Corporation (Exterran), a Delaware corporation, pursuant to which, among other things, Enerflex US Holdings Inc. agreed, subject to certain conditions, to merge with and into Exterran, with Exterran surviving the transaction as a direct, wholly owned subsidiary of Enerflex
(the Transaction).

March	Enerflex announced the appointment of Mr. Mauricio Meineri as President, Latin America. Previously, Mr. Meineri was Enerflex’s Vice President, Operations for the region.
September

Enerflex received conditional approval from the NYSE for the listing of the
Enerflex Common Shares on the NYSE under the symbol EFXT.
Additionally, the SEC declared the registration statement on Form F-4 dated
September 8, 2022, effective. Receipt of these approvals satisfied the final regulatory requirements pursuant to the Transaction documents to the calling of the respective special meetings of the shareholders of Enerflex and Exterran to consider the Transaction.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

October

Enerflex and Exterran each held their special meeting of shareholders at which the shareholders of Enerflex approved the issuance of Enerflex Common Shares to former shareholders of Exterran, and shareholders of Exterran approved the Transaction and all matters contemplated in connection therewith.

Following receipt of the respective approvals from the Enerflex shareholders and Exterran shareholders, Enerflex announced that it had secured committed financing for the combined entity resulting from the Transaction consisting of:

the net proceeds of a private offering of US$625 million aggregate principal amount of 9.00% senior secured notes due 2027 (9.00% Notes);

commitments from a syndicate of financial institutions for a newly drawn US$150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or US base rate plus 3.75% or 2.75% per annum, respectively (the Term Loan Facility); and

a US$700 million three-year secured revolving credit facility, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20% per annum to a high of 3.25% per annum based on Enerflex’s net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings (the Revolving Credit Facility).

Enerflex used the net proceeds from the private offering of 9.00% Notes, together with the Term Loan Facility, an initial draw under the Revolving Credit Facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities (including the Bank Facility and Senior Notes), pay the cash portion of the consideration for the Transaction and pay fees and expenses incurred in connection with the Transaction. Upon closing, Enerflex US Holdings Inc. merged with and into Exterran, with Exterran surviving the Transaction as a direct, wholly owned subsidiary of Enerflex.

Enerflex appointed Mr. James Gouin, a former director and audit committee member of Exterran, to the Board of Directors and a member of the Audit Committee.

As part of the Transaction, Roger George joined the Executive Management Team (EMT) in his continuing role as President, Water Solutions.

The Enerflex Common Shares opened for trading on the NYSE under the symbol EFXT.

Additional information concerning Enerflex, Exterran, and the Transaction, including the expected effects of the Transaction on Enerflex’s financial performance and financial position, may be found in Form 51-102F4 – Business Acquisition Report of Enerflex filed on November 3, 2022, under the electronic profile of the Company on SEDAR+.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

2021 Highlights and Developments

For the 2021 financial year, the Board of Directors approved quarterly dividends to shareholders, resulting in a declared quarterly dividend to shareholders of $0.02 per Enerflex Common Share for the first, second, and third quarters of 2021, and $0.025 per Enerflex Common Share for the fourth quarter of 2021. The total annual dividend for 2021 was $0.085 per Enerflex Common Share.

May	Enerflex announced the appointment of Helmuth Witulski as President, Canada. Previously, Mr. Witulski was Regional Director for Enerflex’s Asia Pacific. See “Executive Officers”.
July	The Company amended and restated its $725.0 million Bank Facility, principally to extend the maturity date on $660.0 million of its Bank Facility from June 30, 2023, to June 30, 2025.
August	Enerflex announced the appointment of Mr. Michael Weill to the NCG Committee of the Board of Directors. See “Board of Directors”.
October	Enerflex announced the appointment of Ms. Mona Hale as a director of the Company. See “Board of Directors”.

DESCRIPTION OF THE BUSINESS

Enerflex’s Business

On October 13, 2022, Enerflex and Exterran combined, creating a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve client partners in key natural gas, energy transition, and treated water markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. Enerflex’s scale of operations and depth of technical expertise provides an advantage over competitors. Enerflex’s Energy Infrastructure product offering includes critical infrastructure that Enerflex owns, operates, and manages under contract to its client partners’ operations. Enerflex’s Engineered Systems offering is the sale of customized modular natural gas-handling and low-carbon solutions, further enhanced by Exterran’s expanded capabilities which enable deeper removal of NGLs, oil processing technology, and treated water applications. Enerflex’s After-Market Service offerings include installation, commissioning, operations and maintenance, and parts sales, along with global support for all product lines.

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business focused on creating shareholder value over its 40-plus-year history.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including CCUS, electrification, bioenergy (including renewable natural gas), and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

The Company continues to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Headquartered in Calgary, Alberta, Canada, the Company has a long and proud history dating back to 1980 and today operates in 20 countries globally. Enerflex, its subsidiaries, interests in associates, and joint operations are located in: Canada and the United States (North America); Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru (Latin America); and the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand (Eastern Hemisphere).

Enerflex has state-of-the-art fabrication and workshop facilities in Calgary, Alberta, Canada; Houston, Texas, USA; Broken Arrow, Oklahoma, USA; and Brisbane, Queensland, Australia, delivering high-quality, standard or custom, long-life operating systems.

Enerflex is one of the leading suppliers of natural gas compression infrastructure within the USA, Canada, Latin America, and the Middle East, with a global fleet of approximately 2.0 million horsepower. The Company is a highly qualified service provider with industry-certified mechanics and technicians strategically situated across a network of service locations in Canada, the USA, Latin America, and the Eastern Hemisphere.

Enerflex’s expert teams of globally deployable professionals, technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, installation, commissioning, assets under maintenance, and service.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

PRODUCT LINES

Energy Infrastructure

Enerflex’s Energy Infrastructure business allows the Company to withstand the ups and downs of the energy markets. The product line within this portfolio includes energy infrastructure solutions under contract for natural gas compression, processing, treated water, and electric power equipment. Enerflex’s infrastructure is deployed across Canada, the USA, Bahrain, Oman, Indonesia, Nigeria, Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru, and provides comprehensive contract operations services to clients in each of those countries. Under this portfolio, Enerflex provides client partners with trained personnel, equipment, tools, materials, and supplies to meet their natural gas compression, processing, treated water, and power generation needs, as well as designing, sourcing, installing, operating, servicing, repairing, and maintaining equipment owned by the Company necessary to provide these services. Clients range from independent producers and regionally significant players to some of the world’s largest producers, including national oil companies.

Contract Compression

When the Company enters into an Energy Infrastructure arrangement with a client partner, the initial term of the commitment generally ranges between one to five years, however, in some cases, initial terms or extensions to initial terms can result in arrangements of greater than 10 years. These contracts typically require Enerflex to provide all the engineering, design, and installation services to bring the equipment online, and these arrangements require Enerflex to make a significant investment in equipment, facilities, and related installation costs. Client partners generally are required to pay a monthly service fee even during periods of limited or disrupted crude oil or natural gas flows, which enhances the stability and predictability of the Company’s cash flows. Additionally, the Company does not have direct exposure to the fluctuations in commodity prices since Enerflex provides an up-time guarantee and does not take title to the crude oil or natural gas being compressed, processed, or treated.

The demand for Enerflex’s products and services is driven by domestic production of natural gas and crude oil, where compression is typically required to move produced volumes from the wellhead and through gathering systems. In addition, contract compression can also improve performance in maturing fields.

Build-Own-Operate-Maintain Solutions

Enerflex also leverages its extensive expertise in engineering, designing, manufacturing, constructing, operating, and maintaining natural gas compression, processing, and treated water infrastructure solutions on a Build-Own-Operate-Maintain (BOOM) basis. Enerflex’s BOOM project model provides client partners with an operational partnership that mitigates risk while keeping objectives aligned. Through this model, Enerflex handles all phases of a project, including the up-front cost of, and responsibility for, construction and commissioning, ensuring quality, safety, and reliability are consistent through the project life. Clients then pay a monthly

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

fee to benefit from world-class facilities, without the challenges typically posed by ownership, operations, and maintenance. Enerflex’s success with BOOM projects stems from its collaborative approach to delivering reliable solutions with reduced risk for its partners.

Engineered Systems

Engineered Systems means the sale of modular natural gas-handling and low-carbon solutions that are engineered, designed, fabricated, and assembled by the Company. Products include applications for: gas processing, including cryogenic solutions; gas compression systems; low-carbon solutions for CCUS, renewable natural gas and hydrogen; produced water handling and treatment; and electric power generation solutions. Enerflex can combine one or more product offerings into an integrated solution, including civil works, piping and structural fabrication, electrical, instrumentation, controls, and automation, as well as installation and commissioning. Enerflex’s ITK offering allows client partners to simplify their supply chain, eliminate interface risk, and reduce the concept-to-commissioning cycle time of major projects.

Processing

Enerflex engineers, designs, fabricates, constructs, commissions, operates, and services crude oil and natural gas processing equipment. Complete crude oil and natural gas processing modules are designed and fabricated at Enerflex’s manufacturing facilities. Modular fabrication facilitates delivery to a global market from these facilities. Enerflex also provides supervision and project management services across the world with respect to the installation, commissioning, and start-up of such products and facilities. Process applications include dehydration, NGLs recovery, refrigeration, cryogenic processing, condensate stabilization, dew point control, and amine sweetening.

Processing prepares natural gas for transportation by pipeline for end-use consumption. Substantially all newly produced natural gas requires the removal of water, CO2, and other impurities. Gas containing NGLs (ethane, propane, butane, and condensate) typically requires more complex processing. The North American producing sector’s increased focus on liquids-rich gas opportunities has generated new demand for processing facilities, including cryogenic processing facilities, which is manufactured in the Company’s Broken Arrow, Oklahoma, USA facility. Enerflex offers top-tier cryogenic solutions, continuing Exterran’s legacy of excellence in this space and the Company’s Broken Arrow facility remains the specialized shop for these solutions.

Compression

Enerflex is a leading supplier of natural gas compression packages, which are powered by natural gas-fuelled engines or electric motors. These natural gas compression packages typically consist of reciprocating or screw compressors, cooling fans, piping, and instrumentation and controls. Applications include natural gas gathering and compression, gas lift compression, inlet and residue compression in

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

processing facilities, compression for natural gas storage, and pipeline compression. Enerflex offers compression packages from 20 horsepower to 10,000-plus horsepower, ranging from low-specification field compressors to high-specification process compressors for onshore and offshore applications.

Enerflex also provides re-engineering and refurbishment of existing compression equipment at client partner field locations, as well as in its own global facilities.

Enerflex serves a global client partner base across all major natural gas basins. Client partners are diverse, including small independent producers, majors, national oil companies, and midstream and third-party processing providers.

Electric Power

The Company provides electric power solutions and after-market services required for on-going life cycle support of this equipment. Enerflex’s typical power generation units range from 20 kilowatts to 50 megawatts. The Company provides field construction, installation, and commissioning for an integrated electric power solution, taking advantage of Enerflex’s reputation in gas-fuelled engines and its skills in modular engineering, fabrication, and after-market support. Enerflex’s electric power solutions cover the oil and gas, industrial, institutional, greenhouse, data centres, mining, renewables, and agriculture sectors across the world. Client partners range from pulp and paper mills, landfill sites, hospitals, city facilities, beverage facilities, greenhouses, utilities and power companies, and a range of oil and gas producers.

Low-Carbon Solutions

Low-carbon solutions are a core element of Enerflex’s long-term strategy. Since the early 1980s, Enerflex has engineered, designed, fabricated, and constructed low-carbon solutions, including projects related to CCUS, renewable natural gas, electrification, and hydrogen.

To date, Enerflex has completed over 150 CCUS projects globally, with a total combined capacity of approximately five million tonnes of CO2 per annum and is in development of multiple post-combustion pilot projects. CCUS is a key avenue to achieve deep decarbonization, and technology is rapidly advancing. However, even with an optimistic market outlook and being inherently aligned within Enerflex’s capabilities, project feasibility in CCUS will be the highest in areas where long-term tax credits and carbon markets (and other incentives) exist and are supported by policy and regulatory frameworks.

Bioenergy is a form of renewable energy that is derived from organic materials known as biomass. Enerflex has successfully implemented many bioenergy solutions, from landfill gas to biogas, wastewater, and wood gas, and will continue to focus attention on these growing areas.

There are many developments geared towards unlocking new markets for hydrogen, including steel manufacturing, clean ammonia, and heavy-duty trucks. Hydrogen is seen as another key avenue to achieve net-zero targets and decarbonization.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Compression solutions are required across the hydrogen value chain and Enerflex brings global knowledge of this solution, having installed over 200,000 horsepower in its history.

In addition, Enerflex is active in the e-compression space, having packaged over 3 million horsepower of electric drive compression, and completed a multitude of retrofits. This space consists of a growing list of client partners who are looking to decarbonize their facilities with low-carbon new builds and includes Enerflex’s own growing electric motor drive fleet.

Treated Water Solutions

Enerflex effectively handles and treats produced water ranging in volumes from approximately 158 m3 to 160,000 m3 of water per day. Enerflex’s expertise extends from lab-scale testing and research and development to providing complete BOOM solutions, allowing the Company to support its partners through every project phase. By working together and utilizing patented technologies, the team has treated over seven billion barrels of produced water to date.

Enerflex is differentiated through technology innovation, simplified processes and facility design, and deep understanding of its clients’ produced water challenges. The team continuously innovates to optimize the water treatment process so it can be reused or injected back into the ground in a sustainable manner. Enerflex’s technologies elevate industry standard methods by reducing environmental footprints, lowering operating costs, increasing production, and optimizing operations. The Company has experience treating difficult fluids, including heavy oils, emulsions, high viscosities, polymer water, and shale play applications, and its focus on building sustainable facilities make it a leader in the industry.

After-Market Services

Enerflex’s After-Market Services product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to its global client partners. The product line operates through an extensive network of branch offices and generally provides its services at the client partner’s wellsite location using trained technicians and mechanics. Enerflex’s after-market service and support business includes distribution and remanufacturing facilities, with significant presence situated in active natural gas producing areas, hundreds of service vehicles and skilled mechanics, and a sizable inventory of original equipment manufacturer parts from key manufacturers.

Enerflex services a large base of natural gas compression and storage facilities installed in North America, Latin America, and the Eastern Hemisphere. In addition, the Company provides contract operations and maintenance for large natural gas facilities in the Middle East, Latin America, and other markets.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex’s client partners range from independent producers, regionally significant players, and some of the world’s largest producers to midstream companies who service these oil and gas explorers and producers. Maintenance contracts are managed by a team of dedicated engineers and planners using remote monitoring and on-site specialist personnel to carry out the work required.

GEOGRAPHIC MARKETS

Enerflex has three reportable segments:

●	North America – comprised of operations in Canada and the USA.

●	Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.

●	Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe, and Asia Pacific.

North America

In North America, Enerflex provides natural gas solutions to support the development of upstream resources and the midstream infrastructure required to meet local demand. Enerflex benefits from a growing LNG export industry in the USA and anticipates that a future LNG export industry in Canada will provide additional opportunities for the Company.

Energy Infrastructure

Enerflex profitably invests in the organic expansion of its Contract Compression fleet of low- to high-horsepower packages by engineering, designing, fabricating, and providing solutions to client partners on a contracted basis. These compressor packages are typically used in wellhead, gas-lift, and natural gas gathering systems, and other applications.

Engineered Systems

Enerflex engineers, designs, fabricates, and sells modularized natural gas-handling and low-carbon applications, including processing, compression, electric power, and carbon capture solutions.

After-Market Services

Enerflex provides mechanical services and parts to a large installed base of critical natural gas equipment across key resource plays in the USA and Canada. The Company looks to secure long-term service and maintenance contracts with client partners.

Latin America

In Latin America, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership. With locations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru, the Company deploys products typically fabricated in the Houston, USA manufacturing facility.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Energy Infrastructure

Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company’s ongoing strategy to grow the recurring nature of its business. These BOOM facilities can be treated as either operating or finance leases.

Engineered Systems

Enerflex engineers and designs compression, processing, and electric power solutions, which may require construction and installation support at site.

After-Market Services

Leveraging its large Energy Infrastructure and Engineered Systems footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services.

Eastern Hemisphere

Across the Eastern Hemisphere region, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership. Through its operations in the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand, Enerflex provides engineering, design, manufacturing, and construction services for its energy infrastructure and energy transition offerings.

Energy Infrastructure

Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company’s ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and treated water solutions.

Engineered Systems

Enerflex engineers, designs, and manufactures compression, processing, treated water, low carbon, and electric power solutions, which may require construction and installation support at site.

After-Market Services

Leveraging its large Energy Infrastructure and Engineered Systems footprint to grow its after-market service capabilities.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

SEGMENTED REVENUE DETAILS

Enerflex’s 2023 and 2022 revenue, by business segment and product line, is set forth in the following table.

$ Thousands (unaudited) as at December 31	2023 Revenue $000	% Split	2022 Revenue $000	% Split

Business Segment

North America	1,906,610	60	1,210,107	68

Latin America	472,529	15	221,194	12

Eastern Hemisphere	782,956	25	346,497	20

Total	3,162,095	100	1,777,798	100

Product Line

Energy Infrastructure	777,702	25	381,087	21

After-Market Services	652,198	21	443,660	25

Engineered Systems	1,732,195	54	953,051	54

Total	3,162,095	100	1,777,798	100

Product Line	2023 Revenue $000		2022 Revenue $000

Energy Infrastructure

North America	171,276	22	141,900	37

Latin America	335,532	43	129,723	34

Eastern Hemisphere	270,894	35	109,464	29

	777,702	100	381,087	100

After-Market Services

North America	385,814	59	298,333	67

Latin America	76,792	12	38,057	9

Eastern Hemisphere	189,592	29	107,270	24

	652,198	100	443,660	100

Engineered Systems

North America	1,349,520	78	769,874	81

Latin America	60,205	3	53,414	6

Eastern Hemisphere	322,470	19	129,763	13

	1,732,195	100	953,051	100

Total	3,162,095	100	1,777,798	100

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

ENERFLEX FACILITIES

Enerflex has over 70 locations globally. The Company has locations in Canada, several of which are in Alberta, including the head office, the Treated Water office and lab, and a manufacturing facility in Calgary, Alberta, which primarily serves the Canadian market. Enerflex has several locations throughout the USA, including the Company’s manufacturing facility located in Houston, Texas, serving the USA and international markets and an additional facility in Broken Arrow, Oklahoma serving the cryogenic market. In Latin America, Enerflex has locations covering Argentina, Brazil, Bolivia, Colombia, Mexico, and Peru. In Asia Pacific, Enerflex has several locations including a facility in Brisbane, Australia that is devoted to retrofit, services, and overhaul activities. There are additional locations throughout the Middle East and Africa, and one location in Europe. See “Geographic Markets” for further details.

ENERFLEX’S CLIENT PARTNERS

The Enerflex client partner base consists primarily of companies engaged in all aspects of the oil and natural gas industry, including small to large independent producers, integrated oil and natural gas companies, midstream and petrochemical companies, power generation companies, users of natural gas-fired electric power, and carbon capture players.

COMPETITIVE CONDITIONS

The demand for Enerflex’s products and services are influenced by several factors that impact its client partners, including: the price of and demand for crude oil and natural gas; demand for associated infrastructure; transportation availability and costs; access to qualified personnel; the availability and pricing of materials and component parts; the availability and access to capital; regional and global politics and relations; regional and global economic conditions; local, national, and international laws and regulations including taxation, royalty frameworks, and environmental laws and regulations and the introduction of new laws and regulations to which Enerflex and its clients are subject to; and commodity price speculation in the investment markets. As a result, Enerflex’s client partners are constantly assessing ways to reduce the costs associated with their operations. To accommodate client needs and demand for Enerflex’s products and services, Enerflex regularly reviews its business strategy and product offerings in light of the markets in which it operates.

COMPETITIVE ISSUES

The availability of major components used in the fabrication of Enerflex’s products and access to skilled personnel to meet the technical and trade requirements for designing and assembling these products are under increasing pressure on a worldwide basis. Despite seeing improvement, global supply chain issues persist. The Company’s global footprint

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

assists Enerflex in managing these issues by broadening the markets in which personnel can be accessed and allowing the Company to manage its inventory levels on a larger scale, thereby improving its supply chain and supply chain security. In addition to the various business risk factors outlined in the section of this AIF entitled “Risk Factors” below, investors should be aware of the following competitive issues in the North America, Latin America, and Eastern Hemisphere segments.

North America

There are several global competitors in the compression and processing fabrication business, and a number of smaller regional competitors. Larger companies compete across more regions while offering many products and services that compete with Enerflex, whereas typically smaller companies are able to focus their resources on one competitive offering for a specific region. To be successful, Enerflex must compete based on product quality and variety, strong client and supplier relationships, and exceptional service, all while remaining price competitive.

For Engineered Systems, Enerflex’s management believes that the USA market will continue to provide Enerflex with opportunities to expand its business through the supply of compression, processing, low-carbon, electric power, and ITK solutions, from its Houston, Texas, USA fabrication facility. Enerflex is able to effectively leverage this capability to serve the Latin America and Eastern Hemisphere regions with Energy Transition and Energy Infrastructure project opportunities.

Similar to the Engineered Systems business, the Energy Infrastructure market in the USA is highly competitive. Competitors may adapt more quickly to changes within the industry and changes in economic conditions as a whole and adopt more aggressive pricing policies. By continuing to offer clients competitively priced and readily available equipment, availability guarantees, exceptional service, and flexibility in meeting client needs, the Company expects to continue to grow its market share in the US Energy Infrastructure business.

In Canada and the USA, the Company has developed expertise in electric power solutions. This expertise has been leveraged to secure natural gas-fired power generation opportunities in the oil and gas industry, as well as a multitude of non-related industries, such as greenhouses, malting applications, and landfill gas-to-power where Enerflex has the ability and strong track record to reconfigure or retrofit, replace, or upgrade natural gas-fired engines, electric motors, and compression equipment to reduce emissions and optimize performance. In addition, although there are several competitors for after-market services in the North American market, Enerflex is a market leader with an extensive branch network to maintain proximity to client partner locations. Furthermore, the Company drives recurring revenue through an increased focus on long-term service agreements for compression, processing, and electric power solutions.

Latin America

In Latin America, the development and buildout of natural gas infrastructure in key gas producing markets such as Argentina, Bolivia, Brazil, Colombia, and Mexico, provide opportunities for Enerflex to expand all product offerings. The Company believes that Latin

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

America will continue to offer opportunities to expand as client partners look to grow natural gas production for domestic consumption. Enerflex sees demand for projects related to gas treatment and processing, compression, and electric power generation, as well as potential for gas storage and export capabilities.

Eastern Hemisphere

In the Eastern Hemisphere, Enerflex generally faces the same competitors as in North America. Many significant North American compression and processing equipment fabricators pursue international opportunities. Enerflex has increased the size and scope of the Company’s international business, particularly in the Middle East, by leveraging its Engineered Systems products, either as standalone projects or ITK or BOOM projects with associated operations and maintenance contracts. The Company further expanded its operations in the Eastern Hemisphere market through the acquisition of Exterran, including in the Treated Water business. See “Product Lines – Engineered Systems – Treated Water Solutions”. Enerflex anticipates growth in the Middle East and Africa market, with opportunities in Energy Infrastructure, Engineered Systems, ITK, and BOOM projects, as well as after-market service opportunities. Enerflex is well positioned to offer Energy Infrastructure solutions, equipment and facility sales, and after-market services, including operations and maintenance contracts, through its branch network covering the region.

In Asia Pacific, Enerflex is well-positioned to service and maintain the compression equipment installed in the region and to capitalize on the expanding natural gas infrastructure and power generation needs of the region.

INTANGIBLE PROPERTIES

Internally developed product designs, specifications, fabrication processes and techniques, technologies, and client relationships are of significant value to Enerflex. These intangible assets combine to form the intrinsic value associated with the various products and brand names employed by Enerflex. The effectiveness of Enerflex’s business and, indirectly, the brand and product names, are reflected in the revenues and gross margin attained in the corresponding business units.

CYCLES AND SEASONALITY

While demand for Enerflex’s products and services is largely a function of the supply, demand, and the price of natural gas and other commodities, other factors may affect the business, either positively or negatively. Natural gas prices are determined by supply, demand, and government regulations relating to natural gas production and processing. The market for capital goods used by natural gas producers is cyclical and, at times, highly volatile. Enerflex is structured to be profitable in both high and low periods of the energy cycle due to the recurring nature of its business, product breadth, international diversification, and flexible workforce. See “Risk Factors”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

The energy service sector in Canada and in northern USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The southern USA, Eastern Hemisphere, and Latin America segments are not significantly impacted by seasonal variations. As a result of such seasonal variations, Enerflex’s Engineered Systems product line has experienced higher revenues in the fourth quarter of each year while Energy Infrastructure and After-Market Services product line revenues tend to be more stable throughout the year. Energy Infrastructure revenues are also impacted by both the Company’s and its client partners’ capital investment decisions. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. As Enerflex increases its international presence, the overall impact of such seasonal revenue variations decreases.

ECONOMIC DEPENDENCE

For the year ended December 31, 2023, the Company had no individual client partner which accounted for more than 10 per cent of its revenue. Enerflex is committed to building strong relationships with suppliers and recognizes that success is achieved by fostering trust and respect between the parties. Enerflex has developed an effective, competitive bidding process to provide opportunities for all new and existing suppliers. Enerflex is not substantially dependent on any single supplier.

CHANGES TO CONTRACTS

There is no aspect of the Company’s business reasonably expected to be materially affected by renegotiation or termination of contracts or sub-contracts.

EMPLOYEES

Enerflex had approximately 4,800 active employees worldwide as at December 31, 2023.

ENGINEERED SYSTEMS BACKLOG

The following table sets forth the Engineered Systems backlog by business segment:

$ Thousands (unaudited) as at December 31	2023	2022

North America	1,232,663	1,074,151

Latin America	103,994	52,825

Eastern Hemisphere	162,387	378,894

Total Engineered Systems Backlog	$1,499,044	$1,505,870

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

In addition to meeting the fluctuating demand for products and services, it has been necessary for Enerflex to maintain its competitive position and market share. Enerflex believes it will be successful at increasing its market share by providing quality products and service, negotiating fair prices for its products and services, expanding the global reach of its solutions, developing and maintaining relationships with key client partners and suppliers, maintaining the skill levels of its employees, and monitoring and adjusting to the practices of competitors. The ability to meet these competitive pressures within a reasonable cost structure will continue to be key to Enerflex’s future success.

SUSTAINABILITY

Sustainability Strategy and ESG Assessment

Enerflex has identified sustainability as a core component of its long-term business strategy. To this end, the Company has taken concrete steps to understand how sustainability can drive long-term value for Enerflex and its stakeholders and to develop methods to integrate sustainability objectives into its strategy. Enerflex has identified issues relating to the energy transition, risk management, and ESG more broadly as the key components of its sustainability efforts.

Materiality Assessment

In 2023, Enerflex undertook a materiality assessment to understand and address key concerns of stakeholders related to sustainability and ESG. The materiality assessment began with an assessment of ESG ratings expectations and relevant industry frameworks, among other considerations. Enerflex engaged a third-party partner to develop a custom survey with the intent to systematically gather insights from over 130 stakeholders, including employees, client partners, and investors, for Enerflex to understand how they prioritize each of the topics and how impactful each topic was to Enerflex. Further, one-on-one interviews were conducted with a sample of the responding stakeholders to further understand their view of their priorities and emerging ESG trends. The results of the materiality assessment were reviewed by Enerflex’s Executive Management Team, and the feedback was utilized to further develop the Company’s sustainability and ESG strategy. Following aggregation of feedback from the materiality assessment, Enerflex identified the top five highest-priority topics based on their significance and potential impact on Enerflex. These key focus areas include: ethics, health and safety, human capital management, compensation and incentives, as well as cybersecurity and data privacy.

Climate Change and the Energy Transition

As countries, non-governmental organizations, industry, financial institutions, and private citizens increase the pace of the energy transition to decrease carbon emissions in an effort to mitigate negative effects of climate change, the energy industry has confronted significant pressure and taken significant steps to further these goals. The world currently relies on hydrocarbons to reliably meet energy needs, although future energy demand will continue to be met in part by a growing proportion of renewable energy sources. With this understanding,

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex has taken active steps to position itself to drive sustainable value in the energy transition both within its core business lines as well as with the establishment of the Energy Transition business.

Role of Natural Gas in the Energy Transition

It is widely believed that natural gas will play a critical role in the ongoing energy transition. Natural gas is a versatile energy source, offering reliability for various applications, not least of which is power generation (in addition to traditional uses) due to its lower greenhouse gas emissions than coal and oil and the ability of natural gas-powered generation facilities to respond promptly to variations in demand or intermittent renewable energy supply. Natural gas is abundant, widely available throughout the world locally and through liquefied natural gas exports, contributing to its reliability and affordability. Technological advancements in extraction methods have further lowered costs while technological advancements in power generation have contributed to its expanded role in that industry as an avenue of decarbonization when compared with coal and oil.

A major portion of Enerflex’s core business is fundamentally oriented towards enabling and supporting the use of natural gas during the energy transition, which is aligned with Enerflex’s goal of providing sustainable value for its stakeholders. Enerflex believes that natural gas will continue to play a critical role in the world’s energy supply for decades to come and its strategy is oriented to remaining a sustainable business during the energy transition.

Role of Enerflex in the Energy Transition

While natural gas is expected to remain a cornerstone of the global energy mix for the foreseeable future, the energy transition simultaneously presents Enerflex with an opportunity to contribute its expertise to participation in novel energy transition solutions, both within natural gas and elsewhere. This view is consistent with Enerflex’s commitment to long-term sustainable value creation. The Company sees the energy transition as an opportunity to provide incremental sustainable value to its existing client partners within its core business as well as an opportunity to expand its business to energy transition applications related or similar to its core business which, fundamentally and technically, align with Enerflex’s core competencies. The energy sector is under pressure to decrease its greenhouse gas emissions associated with production and processing of hydrocarbons. Enerflex’s existing relationships with these client partners and understanding of their businesses presents the Company an opportunity to design and fabricate solutions that help these client partners achieve their decarbonization goals while continuing to pursue their core businesses profitably and sustainably. See “Risk Factors”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex’s Energy Transition Strategy

The energy sector’s efforts to identify, assess, and manage climate-related risks creates opportunities for Enerflex to drive sustainable value creation with its Energy Transition business. The Company has long been committed to helping reduce the global greenhouse gas emissions footprint by focussing on the cleanest hydrocarbon and providing safe natural gas solutions to its client partners. While continuing to deliver natural gas solutions, the Company pursues and will continue to pursue, opportunities that benefit the global effort to address climate change, including:

●	Pursuing Energy Transition solutions through carbon capture utilization and storage, electrification, bioenergy, and hydrogen projects;

●	Continuing to identify economic energy and emissions-reduction opportunities within all aspects of its business and operations; and

●	Continuing to identify energy efficient procurement opportunities.

The Company has made it its responsibility to understand the environmental impact of its operations and work towards minimizing its footprint. Beyond recycling and other waste management initiatives at its corporate, manufacturing, and field locations, Enerflex’s Canadian and select USA manufacturing facilities use low VOC paint and VOC free thinner, and, since 2021, the Company implemented an enterprise-wide policy to limit standby running for vehicles and operating equipment. The Company has also reduced its usage of freshwater by mandating the use of recycled water for pressure testing vessels and pressure washing at its Houston manufacturing facility and one of its Contract Compression facilities and using collected rainwater for pressure washing certain compressor packages in Colombia.

Enerflex’s Energy Transition Solutions

Since its establishment of the Energy Transition business in 2022 (see “Product Lines – Energy Transition”), the Company has identified four market segments where it believes it will be able to contribute based on its core competencies in design and fabrication to generate long-term sustainable value. Enerflex expects that, from a technical perspective, each segment will rely to a significant degree on modularized solutions which Enerflex is ideally situated to provide. The Company has extensive experience in engineering, designing, fabricating and constructing solutions encompassed within the four market segments. Therefore, the Company expects that successful achievement of providing solutions has the potential to create value for Enerflex and its stakeholders and is aligned with Enerflex’s overall strategy for long-term sustainability. See “Risk Factors”.

●

Carbon Capture, Utilization and Storage: CCUS is a key avenue to achieve deep decarbonization and technology is rapidly advancing. Enerflex’s core competencies are suited to both pre- and post-combustion capture applications. In the pre-combustion carbon capture space, Enerflex documented a milestone in partnership with two other entities, where carbon

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

dioxide waste from a natural gas processing plant was injected into a CCUS facility, with a goal to sequester approximately 210,000 metric tons of carbon dioxide equivalent annually. As well, Enerflex continues to develop other pre-combustion carbon capture projects throughout North America. Enerflex has also dedicated significant resources to the development and testing of post-combustion carbon capture projects.

●

Electrification: Electrification is another avenue to achieve decarbonization across industries. Enerflex is ideally situated to provide its client partners with electric drive compression. Enerflex has packaged over 3 million horsepower of electric drive compression and has completed a multitude of retrofits to replace gas-fired compressors, displacing more than 1.3 million tonnes of carbon dioxide annually and drastically lowering greenhouse gas Scope 1 emissions. The list of client partners seeking to decarbonize their facilities with low-carbon new builds (including Enerflex’s own electric motor drive fleet) continues to grow. Further development of carbon markets and the ability to claim carbon reductions for compression electrification will increase the associated value proposition.

●

Bioenergy: While the scalable execution of bioenergy initiatives is still in its early stages and, in many cases, is dependent upon policy and regulatory support, these projects have the ability to incorporate Enerflex’s engineering and equipment for various applications. Enerflex has completed over 20 bioenergy projects across various applications, including: biogas power generation, renewable natural gas systems, green distributed power, biorefining, waste-to-power, combined heat and power, and bioenergy with carbon capture and storage (commonly referred to as BECCS). Given Enerflex’s core competencies providing modularized solutions in natural gas, the Company’s abilities will successfully translate into opportunities to drive value in the bioenergy space.

●

Hydrogen: Green and blue hydrogen projects are another avenue to achieve decarbonization, especially in heavy industry. Enerflex believes that it can meaningfully participate in the hydrogen transition, using its experience in compression and electrolyzer packaging to drive sustainable value. Enerflex has the capability to provide solutions for both green and blue hydrogen as well as electrolyzer balance of plant solutions. While green and blue hydrogen markets are still nascent and are dependent on policy and regulatory support, Enerflex views hydrogen applications as a potential driver of sustainable value.

Risk Management and Compliance

Enterprise Risk Management

Enterprise Risk Management (ERM) is a fundamental driver of sustainable value for the Company and its stakeholders. The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks (including ESG and climate-related risks), assigning each principal risk to a member of the Executive Management Team as the risk owner, and regularly assessing such risks at Executive Management Team meetings. For each risk scenario, the Executive Management Team estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its strategy. Management compiles all risks identified as critical on an integrated risk register. Management also contributes to the ERM process, by providing continuous supervision over the Company’s (pending and in-flight) major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its committees are kept well informed of the Company’s ERM systems and principal and emerging risks (including ESG and climate-related risks), including by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

Ethics and Code of Conduct

Enerflex strives to maintain a culture of integrity, ethical business conduct, transparency, and compliance. This culture is fundamental to Enerflex’s sustainability and ESG efforts. As part of these efforts, Enerflex maintains a written Business Code of Conduct (the Code of Conduct), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code of Conduct provides guidance on areas such as compliance; conflicts of interest; outside employment; outside directorships; non-profit and professional associations; entertainment, gifts and favours; corporate property; anti-corruption; sanctions and trade compliance; competition and anti-trust legislation; communication devices, the use of search engines and artificial intelligence, and related matters; proprietary and confidential information; corporate communications; insider trading; HSE; human rights and respectful workplace; business and accounting practices; anti money laundering; corporate donations; and political participation. The Code of Conduct is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. Most recently, the Code of Conduct was updated in 2023 to address recent advancements with artificial intelligence and its applications within the business and to address updated anti money laundering requirements. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

compliance with the Code of Conduct. Orientation sessions for new employees include training in respect of the Code of Conduct. In accordance with the compliance provisions and the Company’s training initiatives, directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code of Conduct. Company-wide certification occurs at least every 24 months. The Code of Conduct has been translated into Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai to ensure that employees can read and understand the provisions of the Code of Conduct in their native language.

Anti-Bribery & Corruption; Compliance Program; Money Laundering

In 2020, Enerflex undertook a fulsome review of its anti-bribery, sanctions, and trade compliance programs to identify opportunities for enhancement and to ensure it remained current with changes in regulations, the business environment and the demands and expectations of diverse stakeholders. Members of the Executive Management Team regularly consider compliance matters and the Senior Vice President, General Counsel reports quarterly to the Audit Committee regarding Enerflex’s overall compliance program and improvement programs and projects.

As part of Enerflex’s compliance program, the Anti-bribery and Anti-corruption Policy reiterates Enerflex’s commitment to operate in accordance with Canada’s Corruption of Foreign Public Officials Act, the USA’s Foreign Corrupt Practices Act, and all other anti-bribery and anti-corruption laws applicable to Enerflex’s global operations. In addition to requiring that Enerflex maintain accurate books and records, the policy prohibits each director, officer, and employee of Enerflex and its subsidiaries (as well as third parties who act on their behalf) from offering, paying, promising, or authorizing anything of value for improper purposes. To ensure that all Enerflex employees and representatives are familiar with its provisions, the policy is available in Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai. The Senior Vice President, General Counsel oversees compliance with the Anti-bribery and Anti-corruption Policy, with ultimate oversight by the President and Chief Executive Officer of Enerflex.

To further mitigate the risk of unlawful activities, Enerflex’s Legal department regularly monitors developments in, and enforcement of, anti-bribery, sanctions, and export laws and evaluates applicable policies and practices to ensure continual compliance and improvement. Management ensures employee understanding of prohibited conduct by way of the Code of Conduct certification process and periodic compliance training for persons performing senior management roles or who have direct contact with Enerflex’s client partners, suppliers, and/or government officials. Employees are encouraged to report suspected violations of applicable laws or Enerflex policies (including the Anti-bribery and Anti-corruption Policy) directly to a member of Enerflex’s Legal group or to the Enerflex Whistleblower and Compliance Hotline.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

In 2023, Enerflex updated its Code of Conduct to explicitly address money laundering and affirm its commitment to complying with all anti-money laundering laws in the countries where it operates. Further, Enerflex will not knowingly assist or do business with anyone involved in money laundering or any other form of financial corruption. Enerflex will only conduct business with reputable client partners that are involved in legitimate business activities who utilize funds from valid sources.

Whistleblower Protections and Compliance Hotline

Enerflex’s Whistleblower and Compliance Hotline, which is independent and available 24 hours per day / seven days per week, supports the Company’s commitment to financial and accounting integrity and ethical business conduct, and outlines the procedures for employees, suppliers, client partners, or other third parties, to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code of Conduct (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing. All reports submitted to the hotline are investigated and reported to the Audit Committee or HRC Committee, as applicable. To ensure all employees are aware of the hotline, Enerflex distributes information relating to the hotline in all its operating areas and translates the hotline information as needed in each region.

Cybersecurity

Cybersecurity is a formal component of Enerflex’s overall ERM framework. The Company’s global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day / seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess their likelihood and impact on business operations, infrastructure, and personnel. Pursuant to the global cybersecurity program, Enerflex enforces multi-factor authentication to access systems, has a third party perform annual penetration tests against its systems, regularly reviews system and application updates and implements as appropriate, and conducts annual tabletop exercises including with the Company’s Executive Management Team to review and assess the response plan for multiple threat scenarios.

Training and culture are key aspects of the global cybersecurity program, and Enerflex works to promote a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data, including in the following ways: Enerflex’s security incident response policy and

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

procedures are available to all employees; Enerflex conducts monthly simulated phishing campaigns; all employees with network access complete mandatory information security training courses, which are refreshed annually; all new employees must complete online security training within two weeks of hire; executives and key employees in high-risk job functions are offered enhanced information security training; and Enerflex has implemented a cybersecurity performance management plan, which enforces performance management actions when employees click on real or simulated phishing links.

Data Privacy

The global Employee Privacy Policy outlines Enerflex’s commitment to maintaining the accuracy, confidentiality, and security of employee personal information. In accordance with Enerflex’s training initiatives, Enerflex executive officers and all Enerflex managers are required to complete a mandatory review of the policy at least biennially. The Employee Privacy Policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure that Enerflex employees can read and understand its provisions in their native language. Privacy concerns may be brought to the attention of the Enerflex Privacy Officer or the Legal department.

Succession Planning

Enerflex prioritizes comprehensive succession planning to ensure the sustainability and continuity of leadership, both in the long term and in emergency scenarios. The Company’s strategy encompasses regular agenda items in quarterly HRC Committee meetings, where the Chief Executive Officer provides updates on the development of each executive officer. Succession planning is also a recurrent topic in Board in camera discussions.

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, Enerflex has established processes to assist in managing any potential conflicts of interest that may arise. Prior to commencing Board and Committee meetings, the agenda is reviewed for conflicts. In addition, the Code of Conduct certifications completed by directors, officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the President and Chief Executive Officer, the appropriate Committee, and/or the Chair of the Board. All identified conflicts of interest are reviewed and addressed in accordance with established procedures.

Insider Trading

Enerflex’s Insider Trading Policy covers topics such as insider trading prohibitions, blackout periods (both scheduled/recurring and Company implemented), tipping, insider reporting, and general trading restrictions. The Insider Trading Policy outlines the regular blackout periods (in advance of the release of quarterly and annual

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

financial results) when trading is not allowed, as well as the timing of trading windows. Enerflex insiders and individuals that have access to material undisclosed information are notified by email in advance of each applicable blackout period, expected duration (if known) and, upon the ending of the blackout period, notification of a trading window. Included with the email notification is a copy of the Insider Trading Policy. The management Disclosure Committee and the NCG Committee also receive regular reports of insider trading activities at their respective meetings. At each meeting, the management Disclosure Committee also reviews disclosures to analysts and investors to ensure that no selective disclosure has occurred.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE ISSUES

Environmental

As a longtime participant in the energy industry, Enerflex believes that responsible environmental stewardship is fundamental to maintaining stakeholder trust and delivering sustainable value for all stakeholders. Enerflex is committed to maintaining stringent environmental standards in its operations, as described in greater detail below.

Emissions

Enerflex works to meet or exceed industry guidelines, as well as national, regional, and local laws, regulations, and protocols regarding environmental protection in all operating areas. Control of environmental hazards is a continuous priority across Enerflex’s operations. The Company designs, manufactures, and operates its facilities and assets, and performs its services, in compliance with applicable federal, provincial, state, local, and foreign requirements relating to the protection of the environment, including the regulation of GHG emissions (see “Environmental, Social and Governance Issues – GHG Emissions Management”). To the extent more stringent regulations are enacted, Enerflex intends to continue to address them in a proactive manner. Enerflex monitors regulatory trends to understand how potential changes could affect its business and operations. See “Risk Factors”.

GHG Emissions Management

Reducing GHG emissions and providing information regarding such efforts are fundamental to Enerflex’s commitment to deliver sustainable value creation to its stakeholders. Enerflex’s emissions management utilizes guidance from the GHG Protocol – Corporate Accounting and Reporting Standard (the GHG Protocol) with a focus on reducing enterprise-wide emissions and overall global emission profile. To establish a base year for reporting verifiable emissions, Enerflex has determined 2023 to be the most representative of normal operations. Direct Scope 1 emission sources for Enerflex include Enerflex’s owned and controlled assets. Indirect Scope 2 emission sources are calculated based on electricity purchased and consumed by Enerflex at facilities controlled by Enerflex, whether owned by Enerflex or leased from a third party. Enerflex’s Scope 2 emission data is based on the location method

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

recommended by the GHG Protocol using country specific factors and province or state-specific factors for Canada and the United States respectively. All emissions from Enerflex’s contract compression fleet as well as BOOM facilities are controlled by the client partner who use and control the operation of the assets.

Enerflex gathers emissions data across all of the Company’s locations. Scope 1 emissions reported cover CO2, CH4, and N2O using the IPCC AR5 emission factors and consist of combustion sources and fugitive emissions (cars and refrigerants). As discussed in more detail in the section “Sustainability – Enerflex’s Energy Transition Strategy” the Company has made it a strategic priority to limit its GHG emissions wherever possible.

Enerflex does not currently exceed the applicable thresholds for mandatory emissions reporting or reduction initiatives in its jurisdictions of operations. The Company’s internal ESG commitments include voluntary reporting on its GHG emissions in accordance with the methodologies described above.

GHG Emissions (1)	2023	2022	SASB CODE
Gross global direct Scope 1 emissions (tCO2e) (2)	27,700	18,700	EM-MD-110a.1
Global direct Scope 1 emissions (by business segment) (tCO2e)
➣ Energy Infrastructure	18,700	9,600	N/A
➣ After-market Service	8,500	8,500	N/A
➣ Engineered Systems	610	570	N/A
Percentage methane (CH4)	<1%	<1%	EM-MD-110a.1
Gross global indirect Scope 2 emissions (tCO2e) (3)	16,200	12,000	N/A
Combined gross global Scope 1 and 2 emissions (tCO2e)	43,900	30,700	N/A
Scope 1 and 2 emissions intensity per revenue generated (tCO2e/$ millions)	13.9	17.3	N/A

Notes:

(1)

Enerflex has defined Scope 1 and 2 GHG emissions according to the methodology contained in the GHG Protocol (March 2004). Scope 1 emissions include all emissions from sources owned or controlled by Enerflex, using the operational control consolidation approach under the GHG Protocol. Scope 2 emissions include all indirect emissions resulting from the generation of purchased electricity consumed by Enerflex. Enerflex has calculated Scope 1 and 2 emissions using the industry-specific calculation methodology set forth in the API Compendium (August 2009), including only CO2, CH4, and N2O. Emissions of the other Kyoto Protocol gases have been deemed immaterial.

(2)

Gross global direct Scope 1 emissions for 2022 represent full year emissions from the Company plus emissions attributable to Exterran from October 13, 2022 (the closing date of the Transaction) to December 31, 2022, whereas gross global direct Scope 1 emissions for 2023 represent full year emissions from the significantly larger combined entity.

(3)

Gross global indirect Scope 2 emissions for 2022 represent full year emissions from the Company plus emissions attributable to Exterran from October 13, 2022 (the closing date of the Transaction) to December 31, 2022, whereas gross global indirect Scope 2 emissions for 2023 represent full year emissions from the significantly larger combined entity.

For additional information, please see the ESG section of the Enerflex website at www.enerflex.com.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Chemicals Management

Enerflex’s manufacturing operations utilize workshop chemicals commonly used in standard welding and paint shop activities. Such chemicals are handled and stored within controlled environments according to the manufacturers’ Hazard Communication (HAZCOM) guidance and applicable regulations, with permits or permit exemptions in place where required. Enerflex’s offsite construction activities may also utilize chemicals such as welding fuels, which are handled, stored, and transported according to the manufacturers’ HAZCOM guidance and applicable local regulations. All such chemicals are consumed during use. Enerflex’s activities do not produce hazardous waste for disposal.

Environmental Impact

Minimizing the environmental impact of its activities is important to Enerflex’s pursuit of sustainable value creation for all its stakeholders.

All the Company’s locations take various steps to uphold this commitment. For example, Enerflex incorporates underground liquid storage with double-walled tanks in all new projects. Because Enerflex has global operations, regional environmental regulation is a priority for all Enerflex locations and is closely monitored to proactively comply with applicable regulations and any changes or updates.

Energy Use

Enerflex believes that delivery of sustainable value includes eliminating energy waste and maximizing efficient energy use. Across Enerflex’s operations, the Company focuses on energy optimization and minimizing energy consumption where possible. Initiatives undertaken by Enerflex to achieve this goal include turning off lights and computers when not in use, installation of LED or other energy-efficient lighting in its offices and facilities, timers for air conditioners to minimize use during unnecessary hours and installation of solar panels where possible.

Water Management

Water management is a principal environmental focus for Enerflex in its operations, both at its own offices and facilities, as well as in the operations of its client partners. Enerflex leads by example through water conservation measures at select locations, including through water recycling. Enerflex continues to innovate and adapt to industry challenges, ensuring that practices align with environmental responsibility. Enerflex recognizes the value of water conservation and undertakes initiatives to reduce freshwater consumption and repurpose alternative water sources across the Company’s operations.

Waste Management

Across global operations, Enerflex strives to implement waste management practices that meet regulatory standards and exemplify commitment to environmental responsibility and sustainability. Additional examples of this commitment include minimizing paper waste through advanced print authentication processes and advocating for sustainable practices, such as promotion of reusable water bottles.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Social

Enerflex is committed to conducting its business activities in a manner that is socially responsible and safeguards the health, safety, and wellbeing of its employees and the communities in which it operates. This commitment has long been fundamental to Enerflex’s identity and is a core component of its sustainability strategy.

Health and Safety

Since Enerflex’s inception, safety has been a fundamental value and is engrained into its culture. The Company believes that safety is likewise a major driver of sustainable value for all of Enerflex’s stakeholders, particularly its employees and client partners. The Company’s goal of achieving and maintaining HSE performance excellence is supported by critical policies and systems designed to systemically drive improvement and protect both the Company and its people. Enerflex continues to enhance its occupational health and wellness programs, inspection and incident investigation procedures, environmental management, as well as implementing other initiatives intended to reinforce Enerflex’s safety culture. The Company performs annual internal safety system audits, as well as periodic comprehensive third-party external audits, ensuring each location meets or exceeds industry standards and the Company’s HSE requirements. Furthermore, to strengthen its coordinated approach to HSE, senior leadership and on-the-ground HSE teams are engaged to infuse the Company’s safety practices throughout its operations and facilities.

Of particular significance, in 2023, the Company achieved a total recordable incident rate (TRIR) of 0.42. This is the lowest annual TRIR that the Company has achieved in more than two decades and is yet a further improvement from 2022 of 0.46. The Company has implemented HSE programs and processes across all regions and is committed to ensuring that employees have the required training, equipment, and resources to do their jobs effectively and safely, including by empowering all employees with “stop work” authority to stop any job that appears unsafe without fear of reprimand.

Enerflex has HSE professionals in each of the Company’s regions, each of whom report into the applicable regional President. Regional HSE leaders also meet monthly with the Company’s Senior Vice President, General Counsel to discuss regional and enterprise-wide HSE initiatives and developments. On a monthly basis, the Executive Management Team reviews the Company’s HSE performance, and on a quarterly basis, HSE matters, and performance are reported to the Board, both directly and through the HRC Committee.

The Company’s HSE policies outline Enerflex’s values and expectations with respect to HSE matters and are reviewed annually by HSE leadership and senior management and updated as applicable. The HSE policies govern how Enerflex will manage its operations to protect the health and safety of its employees, contractors, visitors, the public, and the environment, while complying with or exceeding all applicable laws, regulations, industry, and internal standards, and stakeholder expectations. Enerflex’s enduring HSE goal is no harm to people, no damage to the environment, and effective control of all identifiable risks.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Catastrophic Risk Mitigation

Enerflex implements quality management systems at its manufacturing facilities to reduce the probability that its equipment may be involved in catastrophic events that could impact human health, local communities and/or the environment. These quality management systems are certified to ASME Section VIII to ensure that Enerflex produces safe, operable equipment and packages in accordance with the governing standards and client partner specifications. At the Company’s manufacturing facilities, all welders and weld procedures are certified to the requirements of ASME Section IX. Process pipe is designed and fabricated to ASME B31.3, pressure vessels are designed and fabricated to ASME Section VIII, and both process piping and pressure vessels undergo non-destructive testing as well as pressure testing. Numerous quality checks of critical items are conducted and documented during the fabrication, assembly, coating, and shipping of Enerflex equipment.

For ITK and BOOM projects requiring installation in the field, Enerflex designs and installs safety systems in adherence with client partner requirements and the proper design codes applicable in the jurisdiction. These safety systems can include but are not limited to safety switches, fire detection systems, gas detection, safety relief valves, gas monitoring, remote monitoring, emergency shut-down switches to major units (i.e., compression) and plant-wide, flare systems with inlet flame arrestors, safety fencing around critical components, and containment for spillage prevention. All such safety systems undergo routine maintenance as specified by operational guidelines to ensure proper functioning at all times.

Every Enerflex location has a local emergency response plan, including evacuation plans, muster stations, and medical response contingency. These plans are reviewed periodically and updated as required. Ultimately, the Company’s strong safety culture enables its people to effectively minimize, detect, and respond to health and safety incidents.

Human Capital Management

Strong human capital resources are critical to Enerflex’s success. The Company demonstrates its commitments to its employees by its efforts in recruiting, retention and development. Enerflex has regional recruiting initiatives to address geography-specific needs and opportunities. A global referral program encourages internal and external employee recommendations for vacant positions. Enerflex also supports apprenticeship programs that provide a structured pathway for individuals to gain technical qualifications and practical experience. These initiatives align with the Company’s goal of cultivating skilled professionals internally and contributing to the broader strategy of sustainable growth.

Positive culture and wellness factor strongly into the Company’s retention strategy through comprehensive well-being initiatives and resources. Regionally tailored programs include employee assistance programs, online resources, medical coverage, dental and prescription plans, life and disability insurance, pensions, savings plans, financial resources, and health and well-being activities. Enerflex has also recently engaged with employees to integrate corporate cultures after the Exterran acquisition, with a goal

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

towards understanding collaboration dynamics, decision-making processes, and alignment with core values. The inclusive approach fosters a shared sense of purpose and commitment to building a unified and culturally integrated workplace. See also “Environmental, Social and Governance Issues – Social – Diversity, Equity and Inclusion”.

Enerflex believes that a culture of continuous learning and professional growth will put it in the best position to recruit and retain top-tier talent from diverse global backgrounds. At every organizational level, employees gain access to tailor-made training initiatives, crafted to align with their specific roles. These training opportunities are not confined by geographical boundaries, with offerings available at all locations and presented in languages relevant to the Company’s diverse workforce. Training modalities encompass web-based courses, hands-on experiences, and group sessions. Enerflex has also introduced a companywide Learning platform—an expansive repository of training resources. This platform caters to individual preferences, offering on-demand digital courses and resources to employees, whether seeking to guide their own learning or focus on specific skills. Collaboration with Original Equipment Manufacturer providers ensures specialized technical training, while leadership programs equip individuals with the fundamental skills essential for effective leadership.

Performance management is a key component to Enerflex’s approach to human capital management. Enerflex follows a structured three-step corporate review process designed to guide employees in setting and achieving their goals and objectives. Commencing with goal-setting and developmental objective establishment in January and February, this process establishes clear expectations for individual and team achievements. Mid-year reviews provide a platform for ongoing feedback and adjustments, culminating in comprehensive end-of-year evaluations. This thorough evaluation allows for a holistic assessment of individual accomplishments and identifies areas for further growth, with the goal of ensuring employees are continually progressing in their professional journeys.

Diversity, Equity and Inclusion

As a company with a global and diverse workforce and client partner base, Enerflex believes that the unique differences of its employees make the Company stronger, more innovative, and better equipped to tackle the challenges of a global marketplace. Enerflex’s diversity, equity and inclusion strategy is targeted towards creating a workplace where all employees feel valued and respected. This diversity, equity and inclusion strategy encompasses comprehensive initiatives, from recruitment and talent development to leadership programs and cultural awareness training, ensuring that diversity, equity and inclusion remains an inherent part of the Company’s identity and how it operates globally. In defining diversity, Enerflex encompasses a broad spectrum of characteristics, including gender, geographical representation, ethnicity, race, nationality, culture, religion, language, indigenous status, sexual orientation, political affiliation, family and marital status, age, disability, education, and industry experience and expertise.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Respectful Workplace

Enerflex is committed to providing all employees with a safe and respectful workplace, fostering a climate conducive to meaningful contributions. The Company’s global Respectful Workplace Policy outlines Enerflex’s expectations for an environment free from harassment, discrimination, and violence. To ensure understanding, executive officers and managers undergo annual mandatory reviews and quizzes on this policy, while company-wide employee reviews occur at least biennially. New employees receive respectful workplace training during orientation, completing policy acknowledgment within a week of hire. Regional training sessions further empower employees to identify, respond to, and prevent harassment. The Respectful Workplace Policy is available in multiple languages, including Arabic, English, French, Indonesian, Portuguese, and Spanish, ensuring accessibility for all Enerflex employees.

Supply Chain Management

Enerflex prioritizes the integrity and sustainability of its supply chain, believing that a strong and resilient supply chain is critical to delivering sustainable value to stakeholders. Oversight is a key component of the Company’s strategy for its supply chain, with supply chain managers and directors reporting to regional presidents, adapting their approach based on region size, and subsequently dividing responsibilities into distinct business units. The Supplier Management System is fundamental to this approach, leveraging ISO 9001 certification in select facilities and using the SAP platform for master data governance, ensuring a smooth flow of the supply chain and its financial components.

Enerflex’s supplier onboarding process involves due diligence, including an examination of OSHA standards, safety protocols, and quality benchmarks before engagement. International suppliers undergo further assessments to ensure alignment with social, safety, and environmental policies. Each region maintains standards for purchase orders and supplier engagement. Additionally, a formal documentation process is in place for quality assurance, enabling a proactive approach to addressing any quality issues that may arise with suppliers. Lastly, periodic site visits and audits are conducted to enable the highest standards in supply chain practices. See also “Environmental, Social, and Governance Issues – Social – Modern Slavery & Human Rights”.

Conflict Minerals Reporting

Enerflex is subject to certain provisions of the Dodd-Frank Act which require, among other things, companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by such companies. Under the provisions of the Dodd-Frank Act, the minerals include tantalum, tin, gold, or tungsten. Enerflex manufactures products for which tantalum, tin, gold, and/or tungsten are necessary to the functionality or production of its products. Accordingly, in compliance with applicable rules, Enerflex prepares and files

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

a Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as an exhibit thereto. This report is available on the Enerflex website as well as under the electronic profile of the Company on SEDAR+ and EDGAR.

Modern Slavery & Human Rights

In line with Enerflex’s broader dedication to fostering ethical business practices and prioritizing employee well-being, the Company is committed to preventing the occurrence of modern slavery in both its supply chains and business operations. Upholding human rights aligns with Enerflex’s core values and informs the Company’s operations. The Company has implemented a Modern Slavery Policy, solidifying Enerflex’s pledge to abstain from knowingly participating in modern slavery, encompassing various forms of exploitation like human trafficking, forced or involuntary labor, unlawful recruitment, and slavery-like practices such as debt-bondage and servitude.

In May 2023, the Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff was adopted by Canada. The purpose of this Act is to implement Canada’s international commitment to combat forced labour and child labour by imposing reporting obligations on, among others, certain business entities producing goods in Canada or elsewhere or importing goods produced outside Canada. In compliance with the Act, Enerflex has prepared a report on the steps taken by Enerflex during the previous financial year to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by Enerflex or of goods imported into Canada by Enerflex. The full report may be found on Enerflex’s website at www.enerflex.com.

Community Involvement

Enerflex works to enhance the lives of its employees and the communities in which it operates, including by partnering with organizations that build and strengthen communities. Enerflex contributes directly to many social causes and supports charitable activities by encouraging employees to volunteer their time and talent. Enerflex is actively involved in supporting neighbouring businesses and non-profits such as Kids Cancer Care, as well as local food bank, blood, diabetes, and heart services agencies.

Stakeholder Engagement

Proactive engagement with Enerflex’s stakeholders is crucial to understand mutual interests and strengthen relationships in furtherance of its commitment to provide stakeholders with sustainable value. This engagement allows Enerflex the ability to understand both positive and negative impacts of its operations and to manage them responsibly. The Board has adopted a Shareholder Engagement Policy to help promote open and sustained dialogue with shareholders, the full text of which can be accessed at Enerflex’s website at www.enerflex.com.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Governance

As of January 1st, 2024, Enerflex’s Board of Directors is comprised of ten (10) directors of whom nine (9) are independent (the President and Chief Executive Officer of the Company, who is also a director, is not considered independent). Supporting and embracing diversity, equity and inclusion starts at the highest level of the company, and Enerflex’s Board of Directors reflects the Company’s commitment to these principles. The full biographies for each Member of the Board of Directors can be found on Enerflex’s website at www.enerflex.com as well as the membership of each standing committee.

Board of Directors

Enerflex and its operational excellence are built upon a solid foundation of robust governance policies and practices. This foundation is upheld by a Board of Directors that is talented, experienced, and diverse. The Board of Directors plays a crucial role in overseeing and guiding the Company’s overall strategic direction. The Board has three standing committees: the Audit Committee; the Human Resource and Compensation Committee; and the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee oversees Enerflex’s financial statements, disclosures (including disclosures under the IFRS Sustainability Standards), and communications, establishing financial policies, ensuring accounting system integrity, and approving services by the independent auditor. It maintains independence by directly consulting with the auditor, monitors internal audit activities, and oversees compliance, cybersecurity, and information technology programs. Detailed information on the Audit Committee, including composition and qualifications of its members, can be found under the heading “Audit Committee”.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee holds pivotal responsibilities, including reviewing and recommending compensation for executives, assessing incentive programs and benefit plans. It oversees executive appointments, evaluates the performance of the President and Chief Executive Officer, and manages succession planning and development. Additionally, the HRC Committee oversees matters relating to HSE and ensures compliance with Enerflex’s policies and programs, receiving an annual presentation on succession planning for the Executive Management Team and key talent development.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee plays a crucial role in corporate governance by reviewing and advising on various aspects, such as the Board of Directors’ effectiveness, size, and composition, director compensation, the Board’s relationship with management, and individual director performance. The NCG Committee is also responsible for aligning the Company’s governance policies with

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

regulatory changes and best practices. Additionally, it oversees the Company’s ESG and sustainability disclosures, conducting a thorough review before presenting them to the full Board for oversight.

Sustainability Governance

The Board of Directors adopts a collaborative and forward-thinking approach to the oversight of ESG matters, acknowledging their far-reaching impact. The Board of Directors integrates ESG oversight into its existing framework, enabling a thorough evaluation of risks and opportunities that align with the mandates of existing standing committees. This collective effort ensures comprehensive oversight of the Company’s ESG practices and policies, encompassing disclosures, sustainability strategies, cybersecurity, compliance programs, HSE initiatives, and workplace diversity, inclusion, and wellbeing practices. The Board of Directors remains proactive in staying well-informed about ESG matters through a multifaceted approach. Regular Board and committee meetings incorporate updates on regulatory changes, including anticipated regulations and requirements. In recognizing the global nature of ESG, the Board of Directors leverages resources such as the National Association of Corporate Directors (NACD) to access valuable publications and ensure a thorough grasp of evolving trends and best practices.

RISK FACTORS

An investment in Enerflex Common Shares involves a number of risks. There are general risks associated with all business; industry specific risks inherent in Enerflex’s operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified in this Annual Information Form is not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise as Enerflex’s business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company’s ERM program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that the following risks present.

General Business Risks

The business in which Enerflex operates is highly competitive.

The business in which Enerflex operates is highly competitive with low barriers to entry for natural gas processing and compression services, the processing and compression fabrication business, and the treated water business. Several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. Enerflex has several competitors in all aspects of its business, both domestically and abroad. Some of these competitors, particularly in the Energy Infrastructure and Engineered Systems product lines, are large, multi-national companies who may be able to adapt more quickly to technological changes within the industry or changes in economic and market

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

conditions, more readily take advantage of acquisitions and other opportunities, and adopt more aggressive pricing policies. In addition, the Company could face significant competition from new entrants. Some of Enerflex’s existing competitors or new entrants may expand or fabricate new equipment that would create additional competition for the products, equipment, or services that Enerflex offers to client partners. Further, the Company may not be able to take advantage of certain opportunities or make certain investments because of capital constraints, debt levels, and other obligations.

Any of these competitive pressures could have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Competitive Conditions”.

Enerflex’s liabilities are subject to fluctuations in interest rates.

The Company’s liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company’s 9.00% Notes outstanding at December 31, 2023, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company’s Revolving Credit Facility and Term Loan, however, are subject to changes in market interest rates. As at December 31, 2023, the Company had $487 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex’s control could result in higher interest rates, thereby increasing Enerflex’s interest expense which may have a material adverse impact on Enerflex’s financial results, financial condition, or ability to declare and pay dividends.

For each one per cent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in interest expense for the twelve months ended December 31, 2023, would be approximately $3.0 million. All interest charges are recorded in finance costs on the consolidated statements of earnings. Any increase in market interest rates could have a material adverse impact on the Company’s financial results, financial condition, or ability to declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

Gross margin and the profitability of Enerflex is subject to inflationary pressures.

Strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its client partners and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

Enerflex is susceptible to health and safety risks throughout its operations.

Enerflex’s business is susceptible to health and safety risks inherent in manufacturing, construction, and operations. These risks include but are not limited to: explosions caused by natural gas leaks; fires; malfunctioning or improperly used tools and

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

equipment; and vehicle collisions and other transportation incidents. Safety is a key factor that client partners consider when selecting a service provider. A decline in the Company’s safety performance could result in lower demand for services, which could have a material adverse effect on Enerflex’s business, financial condition, and results of operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Such incidents may lead to liabilities arising out of personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities, including government-imposed orders to remedy unsafe conditions or circumstances, penalties associated with the contravention of applicable health and safety legislation, and potential civil liability. Preventing or responding to accidents could require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities. Any of the foregoing could have an adverse impact on the Company’s operations, financial results, and reputation which could result in increased costs associated with Enerflex’s business.

Information technology and information security is of critical importance to Enerflex.

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure and the Company’s ability to expand and continually update this infrastructure, to conduct daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company’s hardware or software network infrastructure, it could have a material adverse effect on the Company’s business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company’s financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of client partners and suppliers, or to introduce viruses or other malware through “trojan horse” programs

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

into computer networks of the Company, its client partners, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its client partners, or suppliers. If a member of Enerflex or a member of one of its client partners or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its client partners, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and the information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client partner error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due-diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations.

The nature of Enerflex’s operations brings inherent litigation risk and liability claims.

The Company’s operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company’s products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user’s operations. The Company seeks to mitigate its exposure to these risks

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

through various means including contracting strategies, however, if the Company’s products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex’s operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. The Company may not be able to adequately protect itself contractually and insurance coverage may not be available or adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Moreover, the Company may not be able to maintain insurance in the future at levels of risk coverage or policy limits that management deems adequate. Any claims made under the Company’s policies may cause its premiums to increase. Any future damages deemed to be caused by the Company’s products or services that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on the Company’s projections, business, results of operations, and financial condition.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding could have an adverse effect on Enerflex’s operating results or financial performance.

The ability of Enerflex to access capital on reasonable terms, if at all, may impact its business.

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. Significant instability or disruptions to the capital markets, including the credit markets, may impact the Co|mpany’s ability to access capital on reasonable commercial terms, if at all, and this in turn may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and paying future dividends to shareholders.

The Company’s Revolving Credit Facility also contains a number of covenants and restrictions which Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company’s ability to sell assets. The Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default which require the Company to repay its indebtedness and could impair the Company’s ability

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company’s and other guarantors’ ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

Public health crises may impact Enerflex’s business.

The Company’s business, operations, and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics, or other health crises. Such public health crises may adversely affect Enerflex, causing a slowdown or temporary suspension of Enerflex’s operations in geographic locations impacted by an outbreak, including due to: reduced global economic activity and a corresponding decrease in demand for oil and natural gas, which could result in producers being forced to shut-in production and serve to lower demand for the Company’s products and services; impaired supply chain as a result of mass quarantines, lockdowns, or border closures, thereby limiting the supply and increasing the cost of goods and services used in Enerflex’s operations; and restricted workforce as a result of quarantines and health impacts, rendering employees unable to work or travel.

Enerflex continues to adhere to all public health orders and governmental guidance and maintains communication with suppliers, client partners, stakeholders, and other business partners to identify and monitor potential risks to Enerflex’s ongoing operations. Any outbreak of epidemics, pandemics, or other health crises could materially and adversely impact the Company’s business, operations, financial condition, and cash flows.

Industry Specific Risks

Energy prices, industry conditions, and the cyclical nature of the energy industry.

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex’s equipment and services. Capital expenditure decisions are based on various factors, including but not limited to demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. Any downturn in commodity prices may lead to reduced levels of capital expenditures, which may negatively impact the demand for the products and services that Enerflex offers. Even the perception of lower oil or gas prices over the long term can result in a decision to cancel or postpone exploration and production capital expenditures, which may lead to reduced demand for products and services offered by Enerflex. If economic conditions or international markets decline unexpectedly and oil and gas producing client partners decide to cancel or postpone major capital expenditures, the Company’s business may be adversely impacted.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

The supply and demand for oil and gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted with the Russian invasion of Ukraine which has had significant impacts on supply resulting in significant and rapid commodity price increases. The impact to the Enerflex business is difficult to predict and depends on many factors that are evolving and not within the control of Enerflex and such impact could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Enerflex’s operations are subject to foreign exchange risk.

A significant percentage of Enerflex’s revenues and expenses are denominated in currencies other than Canadian dollars. The Company identifies and hedges significant transactional currency risks, and its hedging policy remains unchanged in the current year. Further information on Enerflex’s hedging activities is provided in Note 30 “Financial Instruments” in the audited consolidated financial statements for the year ended December 31, 2023.

Transaction Exposure – the Company sources the majority of its products and major components for its Canadian operations from the United States. Consequently, reported costs of inventory and the transaction prices charged to client partners for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the US dollar. Most of Enerflex’s international orders are manufactured in the United States where the contracts are primarily denominated in US dollars. This minimizes the Company’s foreign currency exposure on these contracts.

The Company remains exposed to foreign exchange risk in light of the recent and ongoing devaluation of the Argentine peso. To mitigate this risk, Management has invested funds in country to earn interest income thereby partially offsetting the devaluation and continues to explore opportunities to further minimize the impacts of future devaluation.

The Company has implemented a hedging policy, applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. The Company utilizes a combination of foreign denominated debt and currency forward contracts to meet its hedging objectives.

Translation Exposure – the Company’s earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the US dollar, Australian dollar, and Brazilian real.

Assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.

Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. Such exchange rate fluctuations could be material year-over-year relative to the overall earnings or financial position of the Company.

ESG and investor sentiment particularly related to the oil and gas business.

A number of factors, including the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights have affected certain investors’ sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may result in limiting Enerflex’s access to capital, increasing its cost of capital, and decreasing the price and liquidity of Enerflex’s securities.

In addition, practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) are attracting increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices, as requested, or expected by Enerflex’s stakeholders, may result in such investors reducing their investment in Enerflex, or not investing in Enerflex at all. The Company’s response to addressing ESG matters, and any negative perception thereof can also impact Enerflex’s reputation, business prospects, ability to hire and retain qualified employees, and vulnerability to activist shareholders. Such risks could adversely affect Enerflex’s business, future operations, and profitability.

Climate change and associated regulatory and policy changes could impact Enerflex’s business.

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

regulation of GHG emissions. Although it is not possible at this time to predict how new laws or regulations would impact the Company’s business, any such future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company’s energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets, and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations. Any such claims, laws, or regulations could also increase the costs of compliance for Enerflex’s client partners, and thereby negatively impact demand for the Company’s products and services. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company.

There has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, flooding, droughts, forest fires, thunderstorms, tornados, and snow or ice storms, as well as rising sea levels and other acute (event-driven) and chronic (long-term) climate events. Another possible consequence of climate change is increased volatility in seasonal temperatures with some studies suggesting that climate change could cause some areas to experience temperatures substantially colder or warmer than their historical averages.

To the extent there are significant climate changes in the markets Enerflex serves or areas where Company assets reside, Enerflex could incur increased costs, its assets could be damaged, operations could be materially impacted (for instance, shut-down requirements), there may be health implications for its employees, and its client partners may experience operational disruptions causing reduced demand for the Company’s products. At this time, the Company is unable to determine the extent to which climate change may affect its operations.

Demand for the Company’s products may also be affected by the development and demand for new technologies in response to global climate change. Many governments provide, or may in the future provide, tax incentives and other subsidies to support the use and development of alternative energy technologies. Technological advances and cost declines in alternative energy sources (such as hydrogen and renewables, electric grids, electric vehicles, and batteries) may reduce demand for hydrocarbons, which could lead to a lower demand for the Company’s low-carbon products and services although such initiatives may create opportunities for the Company given its expertise in providing electrification, hydrogen, and bioenergy (including renewable natural gas) solutions. If client partner preferences shift, the Company may also be required to develop new technologies, requiring significant investments of capital and resources, which may or may not be recoverable in the marketplace and which could result in certain products becoming less profitable or uneconomic. At this time, the Company is unable to determine the extent to which such technological risks may detrimentally impact its business prospects, financial condition, and operations.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

The success of the energy transition is reliant on regulatory and policy incentives.

In many cases, successful execution of projects within Enerflex’s Energy Transition business is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. These incentives make the development of energy transition projects, equipment and facilities more competitive by providing tax credits or other financial incentives as well as (in some cases) accelerated depreciation for a portion of the development costs, decreasing the costs and risks associated with developing such projects, equipment or facilities. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment or facilities to potential client partners, reducing the Company’s opportunities to commercialize the relevant projects, equipment or facilities, (ii) reduce the Company’s willingness to pursue or develop certain projects, equipment or facilities due to higher operating costs or decreased revenues related to such projects, equipment or facilities, (iii) cause the market for future energy transition projects, equipment or facilities to be smaller and/or (iv) result in increased financing costs and difficulty in obtaining financing on acceptable terms with respect to the Energy Transition business. Any of the foregoing could have a material adverse effect on the Company’s ability to pursue and achieve success in its Energy Transition business. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. If such geographies do not adopt such regulatory and policy incentives, then Enerflex may not be able to participate in providing energy transition solutions to client partners in such geographies unless and until such regulatory and policy incentives are adopted.

The energy transition is highly reliant on technological advancements.

The success of Enerflex’s Energy Transition business is reliant on technological advancement. While there are some technological applications for energy transition initiatives which are currently economically feasible based upon existing regulatory and policy incentives, there are also energy transition technology applications which are not yet economically feasible even when taking into account existing regulatory and policy incentives. Enerflex expects that, in a significant percentage of energy transition projects, technological advancement and improvement will be required before the relevant applications can become commercialized. If technological advancement and improvement is not successfully achieved on economically feasible terms, then widespread adoption of the relevant applications may not occur, and Enerflex’s Energy Transition business may not be able to successfully commercialize relevant offerings and its ability to succeed may be adversely impacted.

The Energy Transition and the ability of Enerflex to succeed, has inherent risks.

Enerflex’s ability to succeed in its Energy Transition business is dependent on the extent to which it can effectively execute new business strategies which are necessary in connection with energy transition initiatives. While Enerflex has identified diverse

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

opportunities within the energy transition marketplace which are within or related to its core competencies, there is no guarantee or certainty that Enerflex will be able to achieve commercial success within these areas, if at all. While the energy transition presents such opportunities, given that commercial viability of most of these opportunities is reliant on regulatory and policy support and requires widespread adoption by relevant client partner bases which is currently not achieved, Enerflex cannot predict with certainty the extent to which it will be able to commercialize solutions pursued or conceived by its Energy Transition business. As with any new business initiative, Enerflex’s Energy Transition business involves inherent uncertainty and, while Enerflex believes it is well situated to participate in energy transition-related projects and initiatives, many factors outside of the control of the Company will influence whether these projects and initiatives achieve commercial success, if at all, including regulations and policy, widespread adoption of practices, advancement of technology, access to capital, and others. Failure to successfully execute the Company’s strategy for its Energy Transition business may result in Enerflex not being able to fully implement or realize the anticipated results or benefits of its Energy Transition business strategy and may further result in Enerflex not being able to meaningfully participate in the energy transition industry.

Corruption, sanctions, and trade compliance issues may impact the business of Enerflex.

The Company is required to comply with Canadian, USA, and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company’s behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment.

While Enerflex has developed policies, procedures, screening protocols, and training designed to achieve and maintain compliance with applicable laws, the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws related to Company operations, including anti-corruption and anti-bribery legislation, trade laws, and sanctions laws. The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations, including injunctive relief, disgorgement, fines, penalties, and modifications to business practices and compliance programs, among other things. While Enerflex cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on the Company’s reputation, business, financial condition, results of operations, and cash flow.

Compliance with HSE regulations.

The Company and many of its client partners are subject to a variety of federal, provincial, state, local, and international laws and regulations relating to HSE. Enerflex

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

has developed policies, procedures, and standards designed to ensure compliance with HSE laws and regulations and to otherwise ensure that Enerflex’s operations are conducted in a manner that ensures the health and safety of stakeholders and the protection of the environment. Nevertheless, these laws and regulations are complex, subject to periodic revision, and are becoming increasingly stringent. The cost of compliance with these requirements may increase over time, thereby increasing the Company’s operating costs or negatively impacting the demand for the Company’s products and services. Failure to comply with these laws and regulations may result in reputational damage, as well as the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance.

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company’s products, as the Company uses and stores hazardous substances in its operations. In addition, many of the Company’s current and former properties are or have been used for industrial purposes. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The adoption of new HSE laws or regulations, or more vigorous enforcement of existing laws or regulations, may also negatively impact Enerflex’s client partners and demand for the Company’s products and services, which in turn would have a negative impact on the Company’s financial results and operations.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company’s projections, business, results of operations, and financial condition.

Enerflex’s business requires significant levels of insurance.

Enerflex’s operations are subject to risks inherent in the oil and natural gas services industry, such as equipment defects, malfunctions and failures, and natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex’s business. An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives.

Extreme weather conditions, natural occurrences, and terrorist activity have strained insurance markets leading to increases in insurance costs and limitations on coverage. It is anticipated that appropriate insurance coverage will be maintained in the future, but there can be no assurance that such insurance coverage will be available on commercially reasonable terms or on terms as favourable as Enerflex’s current arrangements. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the results of the organization.

Seasonal factors associated with the oil and gas business impacts demand.

Demand for natural gas fluctuates largely with the heating and electric power requirements caused by the changing seasons in North America. Hot summers and cold winters typically increase demand for, and the price of, natural gas. This increases cash flow of the Company’s client partners, which can have a positive impact on Enerflex. At the same time, access to many western Canadian oil and natural gas properties is limited to the period when the ground is frozen so that heavy equipment can be transported to well locations. As a result, the first quarter of the year is generally accompanied by increased winter deliveries of equipment. Warm winters in western Canada, however, can both reduce demand for natural gas and make it difficult for producers to reach well locations. This restricts drilling and development operations, reduces the ability to supply natural gas production in the short-term, and can negatively impact the demand for Enerflex’s products and services.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex Specific Risks

The business and operations of Enerflex involve inherent project execution risk.

Enerflex engineers, designs, manufactures, constructs, commissions, operates, and services systems that process and/or compress products in a gaseous state. Enerflex’s expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, treated water, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope than the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, and penalties for the failure to perform. The Company’s ability to profitably execute on these solutions for client partners is dependent on numerous factors which include, but are not limited to: changes in project scope; the availability and timeliness of external approvals and other required permits; skilled labor availability and productivity; availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access the job site; and the availability of contractors to support execution of the Company’s scope on these projects. Any failure to execute on these larger projects in a timely and cost-effective manner could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Company.

Enerflex is exposed to the risks associated with international operations.

Enerflex’s operations in countries outside of North America account for a significant amount of the Company’s revenue. Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability; changes in foreign government policies, laws, regulations, and regulatory requirements, or the interpretation, application and/or enforcement thereof; tax increases or changes in tax laws or in the interpretation, application and/or enforcement thereof; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; recessions and other economic crises that may impact the Company’s cost of conducting business in those countries; the adoption of new, or the expansion of existing, trade restrictions, or embargoes; limitations on the Company’s ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to interface with clients or otherwise act on the Company’s behalf in certain jurisdictions.

In addition, Enerflex may expand the business to markets where the Company has not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws, and business procedures present special challenges, may affect Enerflex’s ability to be successful in these ventures.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

To the extent Enerflex’s international operations are affected by unexpected or adverse economic, political, and other conditions, the Company’s business, financial condition, and results of operations may be adversely affected.

The ability to hire and retain personnel and contractors are critical to Enerflex’s business.

The Company’s ability to attract and retain qualified personnel and provide the necessary organizational structure, programs, and culture to engage and develop employees is crucial to its growth and achieving its business results.

Enerflex’s Engineered Systems product line requires skilled engineers and design professionals to maintain client partner satisfaction through industry-leading design, build, and installation of the Company’s product offerings. Enerflex competes for these professionals, not only with other companies in the same industry, but with companies in other industries. In periods of high activity, demand for the skills and expertise of these professionals increases, making the hiring and retention of these individuals more difficult.

Enerflex’s After-Market Services product line relies on the skills and availability of trained and experienced tradespeople, mechanics, and technicians to provide efficient and appropriate services to Enerflex and its client partners. Hiring and retaining such individuals is critical to the success of Enerflex’s business. Over recent years, there has been a reduction in the number of people pursuing skilled trades, making Enerflex’s access to skilled individuals more difficult and more competitive.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex’s third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

There are few barriers to entry in a number of Enerflex’s businesses, so retention of qualified staff is essential in order to differentiate Enerflex’s businesses and compete in its various markets. Enerflex’s success depends on key personnel and its ability to hire and retain skilled personnel. The loss of skilled personnel could delay the completion of certain projects or otherwise adversely impact certain operational and financial results.

Financial reductions or restrictions of Enerflex client partners may impact Enerflex’s contracted revenue.

Many of Enerflex’s client partners finance their exploration and development activities through cash flow from operations, incurrence of debt, or issuance of equity. If client partners experience decreased cash flow from operations and limitations on their ability to incur debt or raise equity, then they may seek to preserve capital by pursuing price concessions on revenue contracts, cancelling contracts, or determining not to renew contracts. Under these circumstances, the Company may be unable to renew

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

recurring revenue contracts with client partners on favorable commercial terms, if at all. Terms of new contracts or renegotiated contracts may also transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company. These factors may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex’s business, financial condition, results from operations and cash flows.

The Contract Compression business has considerable contract-related risks.

The duration of Enerflex’s Contract Compression arrangements with client partners varies based on operating conditions and client partner needs. Initial contract terms typically are not long enough to enable the Company to recoup the cost of the equipment deployed in the Energy Infrastructure segment. Many of Enerflex’s North American Energy Infrastructure contracts have short initial terms, and after the initial term, are cancelable on short notice. While these contracts are frequently extended beyond their initial terms, Enerflex cannot accurately predict which of these contracts will be extended or renewed beyond the initial term or that any client partners will continue to contract with Enerflex. The inability to negotiate extensions or renew a substantial portion of the Company’s Energy Infrastructure contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with client partners, or the loss of all or a significant portion of such contracts with any client partner could lead to a reduction in revenues and net income, which reduction could have a material adverse effect upon Enerflex’s business, financial condition, results of operations and cash flows.

Terrorism and terrorist-related activities may create instability and disruption.

Terrorist activities, anti-terrorist efforts, and other armed conflicts may adversely affect the global economies and could prevent the Company from meeting its financial and other obligations to the extent such activities or conflicts impact operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company’s products and services and causing a reduction in the Company’s revenues. In addition, the Company’s assets may be direct targets of terrorist attacks that could disrupt Enerflex’s ability to service its client partners. The Company may be required by regulators, or by the future threat environment, to make investments in security that cannot be predicted. The implementation of security guidelines and measures and the maintenance of insurance, to the extent available, to address such activities could increase Enerflex’s costs. These types of events could materially adversely affect the Company’s business and results of operations.

Enerflex’s credit ratings may change.

Credit ratings affect Enerflex’s financing costs, liquidity and operations over the long term. Credit ratings affect Enerflex’s ability to obtain short and long-term financing and the cost of this financing, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex’s current corporate credit rating or the rating of its 9.00% Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex’s financing costs and access to liquidity and capital.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Enerflex’s business is with client partners in the oil and gas business which brings credit risk.

A substantial portion of Enerflex’s accounts receivable balances are with client partners involved in the oil and natural gas industry. Many client partners finance their exploration and development activities through cash flow from operations, the incurrence of debt, or the issuance of equity. During times when the oil or natural gas markets weaken, client partners may experience decreased cash flow from operations, or a reduction in their ability to access capital. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact client partners’ financial condition may impair their ability to pay for products or services rendered.

Enerflex may extend credit to certain client partners for products and services that it provides during its normal course of business. Enerflex monitors its credit exposure to its client partners, but there can be no certainty that a credit-related loss will not materialize or have a material adverse impact on the organization. The financial failure of a client partner may impair the Company’s ability to collect on all or a portion of the accounts receivable balance from that client partner.

Availability of raw materials, component parts, or finished products is essential to Enerflex’s business.

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Some of the components used in Enerflex’s products are obtained from a single source or a limited group of suppliers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufactures, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could have a negative impact on Enerflex’s results of operations and could damage client partner relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex’s operational or financial results.

Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of Enerflex client partner satisfaction. If the availability of certain original equipment manufacturer components and repair parts is constrained or delayed, certain of Enerflex’s operational or financial results may be adversely impacted.

Enerflex’s ability to continue to pay dividends in the future.

The amount and frequency of future cash dividends paid by the Company, if any, is subject to the discretion of the Board of Directors and may vary depending on a

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

variety of factors and conditions existing from time to time, including, among other things, significant declines and volatility in commodity prices, demand for Enerflex products and services, restricted cash flows, capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates, the risk factors described in this Annual Information Form, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends. Depending on these and various other factors, many of which are beyond the control of Enerflex, future cash dividends could be reduced or suspended entirely or made less frequently. The market value of Enerflex Common Shares may deteriorate if cash dividends are reduced or suspended.

Enerflex is required to establish and maintain adequate internal control over financial reporting and disclosure controls and procedures.

Enerflex is required by applicable laws to maintain effective internal control over financial reporting and disclosure controls and procedures, including under the Sarbanes-Oxley Act of 2002 (SOX). Under SOX requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company’s internal control over financial reporting. Under standards established by the SEC, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

As more fully disclosed in Enerflex’s MD&A for the year ended December 31, 2023, as at December 31, 2023, Enerflex had material weaknesses in its internal control over financial reporting, and as a result, the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2023. The Company identified deficiencies in the following three components of internal control as defined by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework: (i) control activities; (ii) information and communication; and (iii) monitoring components. Enerflex cannot provide assurance that there will not be additional material weaknesses and deficiencies identified in the future.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex, there were no changes in previously released financial results and management has concluded that the consolidated financial statements included in this report present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis because of the material weaknesses.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

With oversight of the Audit Committee of Enerflex’s Board of Directors, management evaluated its control environment and designed a remediation plan to address the material weaknesses and enhance its internal control environment. Under this remediation plan, the Company: (i) enhanced, and will continue to dedicate, internal and external resources to adopt a detailed remediation plan to assess and document the adequacy of internal control over financial reporting; (ii) will continue to improve control processes as appropriate, including resolution of the material weaknesses identified to-date; (iii) will test and validate that controls are functioning as documented; (iv) will implement a continuous reporting and improvement process for internal control over financial reporting; and (v) will compile the system and process documentation necessary to perform the evaluation needed to comply with SOX.

Compliance with SOX necessitates that Enerflex incur substantial expense, train employees and expend significant management efforts. Enerflex may not be able to remediate the material weaknesses identified to-date, or any future material weaknesses that may be identified, or complete its evaluation, testing and remediation in a timely manner. Therefore, the Company’s independent auditors may issue further adverse reports if it is not satisfied with the level at which Enerflex’s controls are designed, documented or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company’s internal control over financial reporting in the future.

If Enerflex is unable to remediate the known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company’s financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of the Enerflex Common Shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex.

The Company and its subsidiaries are subject to income and other taxes in Canada, the United States, and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof, or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company’s results from operations, returns to shareholders, and cash flow. Enerflex’s effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries, or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Unionization efforts and labor regulations could materially increase Enerflex’s costs.

Efforts may be made from time to time to unionize portions of the Company’s workforce. Enerflex may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase the Company’s labor costs, reduce its revenues and adversely impact its operations and cash flow.

The ability of Enerflex to pursue or complete future acquisitions.

Enerflex may, from time to time, seek to expand its business and operations by acquiring or developing additional businesses or assets in existing or new markets. Enerflex expects to realize strategic opportunities and other benefits as a result of its acquisitions. However, there can be no assurances as to whether, or to what extent, such benefits or opportunities will be realized. Enerflex can not predict whether it will be able to successfully identify, acquire, develop, or profitably manage additional acquisitions, or successfully integrate any acquired business or assets into Enerflex’s business, or to adjust to an increased scope of operations as a result of such acquisitions. There is a risk that any future acquisitions could adversely impact Enerflex’s operations and results.

DESCRIPTION OF CAPITAL STRUCTURE

Enerflex is authorized to issue an unlimited number of Enerflex Common Shares and an unlimited number of preferred shares issuable in series. As of December 31, 2023, there were 123,956,865 Enerflex Common Shares issued and outstanding and no preferred shares outstanding. The following is a summary of the rights, privileges, restrictions, and conditions attached to the Enerflex Common Shares and preferred shares.

Enerflex Common Shares

The holders of Enerflex Common Shares are entitled to one vote per share at meetings of shareholders of Enerflex, to receive dividends if, as, and when declared by the Board of Directors, and to receive pro rata the remaining property and assets of Enerflex upon its dissolution, liquidation, or winding-up, subject to the rights of shares having priority over the Enerflex Common Shares.

Preferred Shares

Preferred shares may be issued at any time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Board. Subject to the provisions of the CBCA, the Board may fix, before the issue thereof, the designation, rights, privileges, restrictions, and conditions attached to each series of the preferred shares. Holders of Enerflex preferred shares are not entitled to vote at any meeting of the shareholders of Enerflex but may be entitled to vote if Enerflex fails to pay dividends on that series of preferred shares and as otherwise provided for under the CBCA.

DIVIDENDS

The declaration of dividends is at the sole discretion of the Board of Directors and is considered quarterly. The current practice of the Company is to make quarterly dividend payments to shareholders from its available cash, without impairing its growth potential. The Company may make additional dividends in excess of quarterly dividends during the year, as the Board of Directors may determine from time to time.

The Company has declared and paid the following dividends, on the date and at the rates shown for each of the three most recently completed financial years.

Declaration Date	Date Paid	Rate per Share

February 24, 2021	April 1, 2021	$0.020

May 5, 2021	July 8, 2021	$0.020

August 4, 2021	October 7, 2021	$0.020

November 4, 2021	January 6, 2022	$0.025

February 23, 2022	April 7, 2022	$0.025

May 4, 2022	July 7, 2022	$0.025

August 10, 2022	October 6, 2022	$0.025

November 9, 2022	January 12, 2023	$0.025

March 1, 2023	April 6, 2023	$0.025

May 3, 2023	July 6, 2023	$0.025

August 9, 2023	October 12, 2023	$0.025

November 8, 2023	January 10, 2024	$0.025

Restrictions on Paying Dividends

There are many factors which may restrict the ability of the Company to declare dividends and to make a dividend payment to shareholders. The Company’s Revolving Credit Facility, Term Loan, and 9.00% Notes, contain provisions which could limit the payment of dividends if certain financial covenants are not met or restrict payments if there is an event of default, a continuing event of default, or an event of default would be caused by paying a dividend. As at December 31, 2023, the Company was in full compliance with these covenants and no event of default has occurred, is continuing, or will occur by paying a dividend. The declaration and payment of dividends are also subject to complying with the solvency tests set out in the CBCA. See “Risk Factors”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

CREDIT RATINGS

Credit ratings are forward-looking opinions about the ability of an issuer to meet its financial obligations when they become due. They are intended to provide investors with an independent measure of credit quality in respect of an issuance of securities. Credit ratings are not an opinion or comment on the market price of a security, the suitability of a security for a particular investor nor a recommendation to buy, hold, or sell a particular security. There is no assurance that a rating will remain in effect for any given period of time or that a rating will not be changed or withdrawn entirely if, in the opinion of the rating agency that issued the rating, such a change or withdrawal is appropriate.

During the past two years, Enerflex paid rating fees to Standard & Poor’s (S&P), Moody’s Investor Service (Moody’s) and Fitch Rating’s Inc. (Fitch) and Enerflex reasonably expects that on-going annual payments will be made to these agencies for rating services in the future.

The table below shows the S&P, Moody’s, and Fitch ratings for Enerflex’s corporate credit and its 9.00% Notes.

	S&P	Moody’s	Fitch
Corporate Credit Rating	BB- (stable outlook)	B1 (positive outlook)	BB- (stable outlook)
9.00% Notes	BB- (stable outlook)	B2 (positive outlook)	BB- (stable outlook)

S&P

The S&P ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB and BB-. A rating of BB is the fifth highest of ten tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. An obligor rated BB is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. S&P assigned its corporate credit rating on March 17, 2022, and assigned its rating on the 9.00% Notes on October 4, 2022, and reaffirmed the corporate credit rating and the 9.00% Notes rating most recently on November 21, 2023.

Moody’s

Moody’s ratings range from a high of Aaa to a low of C. The “B” tier is comprised of B1, B2, and B3. A rating of “B” is the sixth highest of nine tiers. The numerical modifiers 1, 2 or 3 are used to indicate ranking within a particular tier, with 1 being the highest and 3 being the lowest. Obligations rated B are considered speculative and are subject to high credit risk. Moody’s assigned its corporate credit rating and assigned its rating on the 9.00% Notes on October 3, 2022, and reaffirmed the corporate credit rating and the 9.00% Notes rating most recently on February 2, 2024.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Fitch

The Fitch ratings range from a high of AAA to a low of D. The “BB” tier is comprised of BB+, BB, and BB-. A rating of BB is the fifth highest of eleven tiers. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the respective rating tier and the lack of any such designation indicates a ranking in the middle of the tier. Ratings of BB indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments. Fitch assigned its corporate credit rating and assigned its rating on the 9.00% Notes on March 16, 2022, and reaffirmed the corporate credit rating and the rating on the 9.00% Notes most recently on December 4, 2023.

MARKET FOR SECURITIES

The Enerflex Common Shares are listed and posted for trading on the TSX under the trading symbol EFX and the NYSE under the trading symbol EFXT. The following tables set forth the price range and trading volume for the Enerflex Common Shares as reported by the TSX and NYSE for the year ended December 31, 2023.

	TSX				NYSE

Month (2023)	High ($)	Low ($)	Close ($)	Volume (# of shares)	High ($)(1)	Low ($)(1)	Close ($)(1)	Volume (# of shares)
January	10.19	7.96	9.60	9,326,059	7.64	5.87	7.20	1,817,959
February	9.57	8.19	9.05	8,311,740	7.19	6.05	6.60	1,267,160
March	9.85	7.43	8.05	11,073,248	7.22	5.40	5.96	2,020,350
April	8.49	7.58	8.22	5,335,004	6.29	5.56	6.07	1,535,646
May	8.77	7.52	7.59	5,498,967	6.59	5.55	5.82	1,403,871
June	9.08	7.56	9.02	4,636,778	6.85	5.59	6.82	674,418
July	10.89	8.80	10.70	7,360,173	8.36	6.52	8.12	841,695
August	11.03	8.00	8.34	10,476,175	8.19	5.90	6.16	868,378
September	8.80	7.62	7.80	5,859,193	6.45	5.65	5.73	380,003
October	7.52	5.43	5.52	12,355,216	5.72	3.94	3.98	1,048,844
November	7.30	5.53	5.82	6,913,089	4.90	4.01	4.29	510,627
December	6.46	5.45	6.13	4,343,443	4.83	4.01	4.67	467,183

Note:

(1)	Prices quoted are United States dollars.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

BOARD OF DIRECTORS

The Enerflex Board of Directors as at the date hereof has 10 members. Nine of the current members are independent, as defined by National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Policy 58-201 – Disclosure Standards, and National Instrument 52-110 – Audit Committees. Mr. Rossiter is not independent because he is the President and Chief Executive Officer of Enerflex.

The Board has three standing committees:

●	Audit Committee

●	Nominating and Corporate Governance Committee

●	Human Resources and Compensation Committee

From time-to-time, the Board may establish a special committee, as was the case during 2022, when the Board established a special committee to consider and evaluate the Transaction. All of the standing committees are comprised entirely of independent directors.

All of the Company’s directors’ terms of office will expire at the earliest of their resignation, the close of the next annual shareholder meeting called for the election of directors, or on such other date as they may be removed according to the CBCA. The next annual shareholder meeting is scheduled for May 7, 2024. Each director will devote the amount of time as is required to fulfill his or her obligations as a director to the Company. The Company’s officers are appointed by, and serve, at the discretion of the Board of Directors.

The Board-approved Board Retirement Policy (the Retirement Policy) provides that nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72 or has served the Company as a director for 12 years since 2013. Although the Board retains discretion to waive the application of the Retirement Policy if it is in the best interests of the Company to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring board renewal.

As of December 31, 2023, the directors and executive officers of the Company as a group owned, controlled, or directed, directly or indirectly, an aggregate of 843,889 Enerflex Common Shares, representing approximately 0.68 per cent of the issued and outstanding Enerflex Common Shares.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

The following table contains information with respect each of the current directors of the Company as at December 31, 2023.

Director		Board Committee(s)	Principal Occupation in the Last Five Years

Kevin Reinhart Alberta, Canada	Director since: 2017	Board Chair	➣ Corporate director
Enerflex Common Shares owned: 56,250 Enerflex DSUs held: 206,052(6)

Fernando Assing Texas, USA	Director since: 2020	HRCC	➣ Corporate director ➣ President and Chief Executive Officer of Centurion Group Limited, the global rental, services, and infrastructure platform of SCF Partners
Enerflex Common Shares owned: nil Enerflex DSUs held: 113,929(6)

Joanne Cox Alberta, Canada	Director since: 2023(1)	AC	➣ Corporate director ➣ Prior thereto until December 31, 2021, Executive Vice President & General Counsel with Ovintiv Inc. (formerly Encana Corp.)
Enerflex Common Shares owned: 6,000 Enerflex DSUs held: 15,821(6)

W. Byron Dunn Texas, USA	Director since: 2011	HRCC (Chair) NCGC

➣ Corporate director

➣ Chief Executive Officer and Founding Partner of Tubular Synergy Group, LP, a sales, marketing, and supply chain services provider of tubular products targeted toward the oil and gas industry

Enerflex Common Shares owned: 30,000(2) Enerflex DSUs held: 253,127(6)

Laura Folse Texas, USA	Director since: 2023(3)	HRCC NCGC

➣ Corporate director

➣ Prior thereto, Chief Executive Officer of BP Wind Energy, North America, several leadership roles with BP p.l.c. and Amoco Corporation, including Executive Vice President, Science, Technology, Environment, and Regulatory Affairs

Enerflex Common Shares owned: nil Enerflex DSUs held: 26,858(6)

James C. Gouin Ontario, Canada	Director since: 2022	AC

➣ Corporate director

➣ Prior thereto from 2017 to 2019, Chief Executive Officer and director of Tower International, a global manufacturer of engineered automotive products, and from 2016 to 2019, President of Tower International

Enerflex Common Shares owned: 56,016 Enerflex DSUs held: 24,263(6)

Mona Hale Alberta, Canada	Director since: 2021	AC (Chair)	➣ Corporate director ➣ Prior thereto, and Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc.
Enerflex Common Shares owned: 10,000 Enerflex DSUs held: 81,429(6)

Marc Rossiter Alberta, Canada	Director since: 2019	None	➣ President and Chief Executive Officer of Enerflex ➣ Prior thereto, from 2018 to 2019, Executive Vice President and Chief Operating Officer of Enerflex
Enerflex Common Shares owned: 257,485(4) Enerflex DSUs held: 92,770(6)

Juan Carlos Villegas Región Metropolitana, Chile	Director since: 2019	HRCC NCGC	➣ Corporate director ➣ Prior thereto, President and Chief Operating Officer of Finning Canada and prior thereto, Chief Operating Officer for Finning International
Enerflex Common Shares owned: 57,600 Enerflex DSUs held: 148,870(6)

Michael A. Weill Texas, USA	Director since: 2011	NCGC (chair) AC	➣ Corporate director ➣ Prior thereto, Chief Executive Officer of Global Deepwater Partners LLC until 2021 and prior thereto President Operations, BHP Petrolium
Enerflex Common Shares owned: 14,000(5) Enerflex DSUs held: 125,110(6)

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Notes:

(1)	Ms. Cox was appointed to the Board of Directors on August 9, 2023.
(2)	La Jolla Holdings Ltd., a holding company owned and controlled by Mr. Dunn is the registered holder of 20,000 Enerflex Common Shares.
(3)	Ms. Folse was appointed to the Board of Directors on January 20, 2023.
(4)	Mr. Rossiter’s spouse is the registered holder of 70 Enerflex Common Shares.
(5)	A family trust controlled by Mr. Weill is the registered holder of 10,000 Enerflex Common Shares.
(6)

Enerflex DSUs are a notional unit equal to the value of an Enerflex Common Share and although such Enerflex DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex Common Shares.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

EXECUTIVE OFFICERS

The following table contains information with respect each of the current executive officers of the Company as at the date hereof.

Executive Officer	Principal Occupation in the Last Five Years
Marc Rossiter Alberta, Canada	➣ President and Chief Executive Officer of Enerflex ➣ 2018 to 2019 – Executive Vice President and Chief Operating Officer of Enerflex
Preet Dhindsa Alberta, Canada

➣ Interim Chief Financial Officer of Enerflex

➣ Executive Vice President and Chief Financial Officer for Enmax Corporation, an electricity generation, retail and regulated utility

➣ Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Amp Energy, a global renewable energy developer

➣ Senior Vice President and Chief Financial Officer of the Bank of Nova Scotia, Global Banking and Markets

Roger George Georgia, USA	➣ President, Water Solutions of Enerflex ➣ Prior thereto, President, Exterran Water Solutions ULC
David H. Izett Alberta, Canada	➣ Senior Vice President, General Counsel of Enerflex ➣ Prior thereto, Assistant General Counsel, Nitrogen and International, of Nutrien
Mauricio Meineri Texas, USA	➣ President, Latin America region of Enerflex ➣ Prior thereto, Latin America Vice President of Operations of Enerflex
Robert Mitchell Texas, USA

➣ Senior Vice President & Chief Administrative Officer at Enerflex

➣ Vice President & Chief Integration Officer at Enerflex

➣ Vice President Business Services & Associate General Counsel at Enerflex

➣ Director Business Services and Associate General Counsel at Enerflex

Phil Pyle Abu Dhabi, United Arab Emirates	➣ President, Eastern Hemisphere region of Enerflex
Gregory Stewart Texas, USA	➣ President, United States of America region of Enerflex ➣ Prior thereto, Executive Vice President, Corporate Services and Chief Information Officer of Enerflex
Helmuth Witulski Alberta, Canada	➣ President, Canada region of Enerflex ➣ Prior thereto, Regional Director, Asia Pacific region of Enerflex

CORPORATE CEASE TRADE ORDERS

No current director or executive officer of the Company is, or has been within 10 years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including the Company) that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and that was in effect for a period of more than 30 consecutive days, that was issued: 1) while the director or executive officer was acting in the capacity as director, chief executive officer, or chief financial officer of the relevant company; or 2) after the director

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

or executive officer ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer.

PENALTIES OR SANCTIONS

None of Enerflex’s directors, executive officers of the Company, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

BANKRUPTCIES

Except as disclosed in this AIF, no current director, executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

(a)

is or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer, or shareholder.

On March 17, 2015, Mr. Dunn was a director of Quicksilver Resources Inc., when certain of its affiliates filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. A marketing and sale process to sell all or a portion of its USA and Canadian assets was initiated on September 17, 2015. On January 23, 2016, Quicksilver announced that BlueStone Natural Resources II LLC was the winning bidder in the sale process. On August 16, 2016, the court entered an Order confirming the First Amended Joint Chapter 11 Plan of Liquidation for Quicksilver Resources Inc. and its Affiliated Debtors. The effective date as defined in the Plan was August 31, 2016.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

The Plan called for the establishment of a Liquidation Trust on the effective date for the purposes of liquidating and administering the Liquidation Trust Assets and making distributions on account thereof. Quicksilver’s Board of Directors was dissolved, and its officers discharged on August 31, 2016.

CONFLICTS OF INTERESTS

Investors should be aware that some of the directors and officers of the Company are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA and Company policies, including the duty of such directors and officers to disclose any conflicts and to act honestly and in good faith with a view to the best interests of the Company.

LEGAL PROCEEDINGS

There are no legal proceedings Enerflex is or was a party to, or that any of its property is or was the subject of, during the Company’s most recent financial year, nor are any such legal proceedings known to Enerflex to be contemplated, that involve a claim for damages, exclusive of interest and costs, exceeding ten per cent of the current assets of Enerflex, except as otherwise disclosed herein.

Upon closing of the Transaction, Enerflex acquired a legal dispute from Exterran. On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico awarded a former employee of Exterran MXN$2,152 million plus other benefits that could increase the award to MXN$2,431 million in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and, instead, basing it on a salary that the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, Enerflex is pursuing all other available avenues to preserve its rights, including rights under the USMCA investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

There are no: 1) penalties or sanctions imposed against Enerflex by a court relating to securities legislation or by a securities regulatory authority during Enerflex’s most recently completed financial year; 2) other penalties or sanctions imposed by a court or regulatory body against Enerflex that would likely be considered important to a reasonable investor in making an investment decision; or 3) settlement agreements Enerflex entered into with a court relating to securities legislation or with a securities regulatory authority during Enerflex’s most recently completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, of any person or company who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 per cent of the outstanding voting securities of the Company, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

INTERESTS OF EXPERTS, TRANSFER AGENT, AND REGISTRAR

Ernst & Young LLP, the Company’s external auditor, has prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2023. Ernst & Young LLP is independent in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations of the Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Enerflex Common Shares, in Canada, is TSX Trust Company at its principal offices in Calgary and Toronto, and in the USA, is Continental Stock Transfer & Trust Company at its office in New York. The register of transfers of the Company’s securities is located at the office of TSX Trust Company.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered into within the last financial year, or before the last financial year which are still in effect, which can reasonably be regarded as presently material, are described below.

The Revolving Credit Facility

In October 2022, the Company secured new debt financing as part of the acquisition of Exterran, which included the Revolving Credit Facility. The Revolving Credit Facility has a maturity date of October 13, 2025, and may be increased by US$150 million at the request of

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

the Company, subject to the lenders’ consent. The maturity date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders.

The Revolving Credit Facility, Term Loan and the 9.00% Notes are secured. The Revolving Credit Facility and Term Loan rank senior to the 9.00% Notes. The Company is required to maintain certain covenants on its Revolving Credit Facility. As at December 31, 2023, the Company was in compliance with these covenants. At December 31, 2023, the Company had a total of approximately $314.7 million cash drawings against its Revolving Credit Facility.

The foregoing summary of the Revolving Credit Facility does not purport to be complete and is qualified in its entirety by the full text of the Revolving Credit Facility, a copy of which may be found under the electronic profile of the Company on SEDAR+.

AUDIT COMMITTEE

Audit Committee Charter

The Terms of Reference of the Audit Committee are set forth in Appendix “A” of this AIF.

Composition of the Audit Committee

As at the date of this AIF, the Audit Committee of the Company is comprised of Ms. Mona Hale (chair), Ms. Joanne Cox, Mr. James Gouin, and Mr. Michael Weill, all of whom are considered to be financially literate and independent within the meaning of NI 52-110. In addition, Ms. Mona Hale, and Mr. James Gouin are each “financial experts” within the meaning set forth by Glass Lewis having experience as a certified public accountant, chief financial officer, or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as senior executive officer.

Mandate of the Audit Committee

The principal duties of the Audit Committee include:

●	oversight responsibility for financial statements and related disclosures, reports to shareholders and other related communications;

●	establishing appropriate financial policies;

●	ensuring the integrity of accounting systems and internal controls;

●	approving all audit and non-audit services provided by the independent auditor;

●	consulting with the auditor independent of management and overseeing the work of the independent auditor;

●	monitoring and directing, as appropriate, the activities of Enerflex’s internal audit group; and

●	overseeing the Company’s cyber-security and information technology programs.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Pre-approval Policies and Procedures

Under the Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services which the Company’s external auditor is to perform, and fees associated therewith. The Audit Committee may delegate this approval to one or more of its members, but such services must be presented to the full Audit Committee at its next scheduled meeting.

Relevant Education and Experience of Audit Committee Members

The table below lists the four members of the Audit Committee and their relevant education and experience.

Audit Committee Member	Relevant Education and Experience
Mona Hale (Chair)

Ms. Hale was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer for Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS. Over the course of her career, Ms. Hale had roles providing experience in accounting and financial controls, commercial management, operational leadership, and corporate strategic planning.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta and resides in Edmonton, Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Joanne Cox

Ms. Cox has over 30 years of executive and legal experience in the energy sector and in her career, has held senior roles with global upstream exploration and production companies and energy services companies, including, most recently, Ovintiv Inc. and Precision Drilling Corporation. Ms. Cox currently serves on the Board of Directors as the Vice Chair of Hull Services and is a member of the Strategic Advisory Board of the O’Brien Institute for Public Policy at the University of Calgary’s Cumming School of Medicine.

Ms. Cox holds a Bachelor of Commerce degree with Distinction and a Bachelor of Laws degree with Distinction from the University of Saskatchewan.

James C. Gouin

Mr. Gouin served as President of Tower International, Inc., a global manufacturer of engineered automotive products, from 2016 until 2019 and became Chief Executive Officer and a member of Tower’s board of directors in 2017 until 2019. Mr. Gouin joined Tower in November 2007 as Executive Vice President and Chief Financial Officer. Prior to joining Tower, Mr. Gouin served in 2007 as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Prior to joining FTI, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007.

Mr. Gouin received a B.B.A. from the Detroit Institute of Technology and a M.B.A. from the University of Detroit Mercy.

Michael A. Weill

Mr. Weill is an independent businessperson with more than 40 years of executive and operational experience in the oil and gas sector across the globe. He was formerly the Chief Executive Officer of Global Deepwater Partners LLC until 2021. From 1996 to 2007, Mr. Weill served in various positions with BHP Billiton Petroleum including as President, Production – Americas, and as President Operations and Technology, Americas/Australia, based in Houston. He also served as President, Integrated Business Development based in Melbourne, Australia. Prior thereto, Mr. Weill served in various positions with Royal Dutch Shell from 1980 to 1996.

Mr. Weill holds a Bachelor of Science degree in Chemical Engineering from Cornell University.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Remuneration of Auditors

The following table sets out the aggregate fees paid or accrued by Enerflex and its subsidiaries to the external auditors, Ernst & Young LLP, for the fiscal years ended December 31, 2023, and December 31, 2022.

	2023	2022

Audit Fees (1)	$7,223,381	$4,261,241

Audit-related Fees (2)	$340,035	$96,955

Tax Fees (3)	$461,869	$364,982

All Other Fees (4)	$–	$–

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews, and audit, or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities and guidance to employees transferred internationally.

(4)	“All Other Fees” include all other non-audit services.

ADDITIONAL INFORMATION

Additional information about Enerflex may be found under the electronic profile of the Company on SEDAR+ and EDGAR. Enerflex’s 2024 management information circular, which it expects to file on or about April 1, 2024, will have more information about its directors’ and officers’ remuneration and indebtedness, the principal holders of Enerflex Common Shares, and the securities authorized for issuance under equity compensation plans. Such information, in respect of the prior year, is also contained in Enerflex’s 2023 management information circular, a copy of which is available under the electronic profile of the Company on SEDAR+. Additional information about the Company, including additional financial information is provided in the financial statements and MD&A, copies of which may be found under the electronic profile of the Company on SEDAR+ and EDGAR. If you would prefer to have printed copies of these documents, Enerflex will send them to you free of charge upon request to Investor Relations, Enerflex Ltd., Suite 904 – 1331 Macleod Trail S.E., Calgary, Alberta T2G 0K3, Phone 1.403.387-6377, email ir@enerflex.com, or on the Company’s website at www.enerflex.com.

PRESENTATION OF INFORMATION

Unless otherwise indicated, information contained in this AIF is given at or for the year ended December 31, 2023. References in this AIF to “$” or “dollars” are to Canadian dollars unless otherwise stated. All financial information with respect to the Company has been prepared in accordance with IFRS. Figures, columns, and rows presented in tables provided in this AIF may not add due to rounding.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

Certain historical information contained in this AIF has been provided by, or been derived from, information provided by third parties. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable; however, the Company is unable to independently verify such information.

Information contained on or accessible through the Enerflex website, though referenced herein, does not form part of and is expressly not incorporated by reference into this AIF.

NON-IFRS MEASURES

In this AIF, there are references to the terms “Engineered Systems bookings and Backlog”, “Recurring Revenue”, which are not recognized measures and have no standard meaning under IFRS and are unlikely to be comparable to similar measures presented by other issuers.

Engineered Systems Booking and Backlog

Bookings and backlog are monitored by Enerflex as an indicator of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period that they are received. Revenue recognized on Engineered Systems products decreases backlog in the period that the revenue is recognized. Accordingly, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

Recurring Revenue

Recurring revenue is defined as revenue from the Energy Infrastructure and After-Market Services product lines, as well as the impact of finance leases where Enerflex is the lessor by removing margin recognized on commencement and the non-cash interest income earned, and adding the cash received from the customer. These revenue streams are typically contracted and extend into the future, rather than only being recognized as a single transaction. Energy Infrastructure revenues relate to compression, processing, and electric power equipment. After-Market Service revenues are derived from the ongoing maintenance of equipment that produces gas over the life of a field. Conversely, revenue from the Company’s Engineered Systems product line are for the manufacturing and delivery of equipment and are non-recurring once the goods are delivered. While the contracts are subject to cancellation or have varying lengths, the Company does not believe that these characteristics preclude them from being considered recurring in nature.

Certain additional disclosures for such non-IFRS measures contained in Enerflex’s MD&A for the year ended December 31, 2023, are incorporated by reference in this AIF which is available on Enerflex’s website and under the electronic profile of the Company on SEDAR+ and EDGAR. See “Non-IFRS Measures” in Enerflex’s MD&A for the year ended December 31, 2023.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

FORWARD-LOOKING INFORMATION

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. Forward-looking information and statements may contain, but is not limited to, words such as “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, or “capable”, or the inverse of such terms or similar expressions suggesting future conditions, events, or expectations. In particular, this AIF includes (without limitation) forward-looking information and statements pertaining to: expectations that the Company will continue to be able to serve client partners in key natural gas, energy transition, and produced water markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; that a future LNG export industry in Canada will provide additional opportunities for the Company; that the Company will continue to secure long-term service and maintenance contracts with client partners and the timing in connection therewith; that long-term BOOM solutions and other infrastructure leases of varying size and scope will continue to be secured by the Company and will support the Company’s ongoing strategy to grow the recurring nature of its business; expectations that future energy demand will continue to be met in part by a growing proportion of renewable energy sources; expectations that the Company will continue to compete based on product quality and variety, strong client and supplier relationships, and exceptional service, all while remaining price competitive, and will be successful in these objectives; the size and composition of the Company’s client partner base; anticipated future natural gas consumption; future natural gas prices and natural gas exploration and development activity levels; future demand for energy from hydrocarbons; expectations that the USA market will continue to provide Enerflex with opportunities to expand its business through the supply of compression, processing, low-carbon, electric power, and integrated turnkey solutions; that by continuing to offer clients competitively priced and readily available equipment, availability guarantees, exceptional service, and flexibility in meeting client needs, the Company will continue to grow its market share in the US Energy Infrastructure business; that the development and buildout of natural gas infrastructure in key gas producing markets such as Argentina, Bolivia, Brazil, Colombia, and Mexico, will provide opportunities for the Company to expand all product offerings in the region; expectations that within Latin America the Company will continue to offer opportunities to expand as client partners look to grow natural gas production for domestic consumption and the timing associated therewith; that within the Middle East and Africa market, the Company will capture growth opportunities in Energy Infrastructure, Engineered Systems, ITK, and BOOM projects, as well as after-market service; expectations with respect to the expanding natural gas infrastructure and power generation needs of the Asia Pacific region; the ability of Enerflex to continue to build strong relationships with suppliers; expectations that the Company will be successful at increasing its market share by providing quality products and service, negotiating fair prices for its products and services, expanding the global reach of its solutions, developing and maintaining relationships with key client partners and suppliers, maintaining the skill levels of its employees, and monitoring and adjusting to the practices of competitors and the timing associated therewith; expectations that natural gas will continue to play a critical role in the world’s energy supply for decades to come; the opportunity to provide incremental sustainable value to existing client partners within the Company’s core business as well as opportunities to expand the Company’s business to energy transition applications related or similar to the Company’s core business and that such opportunities will continue to align with Enerflex’s core competencies; expectations that, from a technical perspective, each energy transition segment will rely to a significant degree on modularized solutions which Enerflex is ideally situated to provide; expectations that successful achievement of providing solutions has the potential to create value for Enerflex and its stakeholders; that the Company’s abilities will successfully translate into opportunities to drive value in the bioenergy space; that the Company can meaningfully participate in the hydrogen transition, using its experience in compression and electrolyzer packaging to drive sustainable value; the remediation plans and activities and the expectations that such plans and activities will remediate the material weaknesses and the timing associated therewith; that the Company may make additional dividends in excess of quarterly dividends during the year; expectations regarding future dividend payments; the continued availability of major components used in the fabrication of Enerflex’s

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

products; expectations regarding payments to credit rating agencies and the timing thereof; expectations regarding catastrophic risk mitigation; expectations regarding the cost of compliance with future laws and regulations; and the continued access to skilled personnel.

This forward-looking information and statements are based on assumptions, estimates and analysis made in light of the Company’s experience and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. Forward-looking information and statements involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation: the impact of general economic conditions; industry conditions, including potential for growth and expansion of the business of the Company, and the adoption of new environmental, taxation, and other laws and regulations, and changes in how they are interpreted and enforced; ESG expectations, investor sentiment, and market trends; information security; volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to shareholders of the Company; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility; risks related to cultural, political, and economic factors in foreign jurisdictions; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond the control of the Company. See “Risk Factors” in this AIF. While the Company believes that there is a reasonable basis for the forward-looking information and statements included in this AIF, as a result of such known and unknown risks, uncertainties and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking information and statements.

The forward-looking information and statements contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this AIF is made as of the date of this AIF and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise.

DEFINITIONS

In this AIF, the following terms have the meanings set forth below, unless the context requires or indicates otherwise:

9.00% Notes means US$625 million aggregate principal amount of 9.00% senior secured notes due 2027.

Annual Information Form or AIF means this annual information form dated February 28, 2024.

Audit Committee or AC means the Audit Committee of the Board of Directors.

Bank Facility means the syndicated revolving credit facilities entered into pursuant to a credit agreement made as of June 1, 2011, amended and restated as of June 30, 2014, May 2, 2019, and further amended and restated as of July 16, 2021, among the Company, Enerflex Australasia Holdings Pty Ltd., the Toronto Dominion Bank, the Bank of Nova Scotia, and certain other lenders.

Board of Directors or Board means the Board of Directors of Enerflex, as it is comprised from time to time.

BOOM has the meaning ascribed to such term under the heading “Product Lines – Energy Infrastructure – Build-Own-Operate-Maintain Solutions”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

CBCA means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder.

CCUS means carbon capture utilization and storage.

CO2 means carbon dioxide.

Code of Conduct means the Business Code of Conduct of Enerflex.

Eastern Hemisphere has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

EDGAR means the Electronic Data Gathering, Analysis, and Retrieval system used for the filing of documents under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, and the Investment Company Act of 1940 and can be accessed at www.sec.gov/edgar.

EMT means the Executive Management Team of Enerflex.

Enerflex or the Company means Enerflex Ltd., and includes subsidiaries of, and partnership interests held by, Enerflex and its subsidiaries.

Enerflex Common Shares means common shares in the capital of Enerflex.

Enerflex DSUs mean Enerflex Deferred Share Units, a notional unit with a value equal to an Enerflex Common Share that can only be redeemed when the Enerflex DSU holder leaves the Company.

Energy Infrastructure means the Company’s Energy Infrastructure product line which offers a variety of solutions for natural gas compression, processing, and electric power equipment.

Energy Transition means the energy transition solutions of the Company, including projects related to CCUS, renewable natural gas, electrification, and hydrogen.

Engineered Systems means the Company’s Engineered Systems product line which offers the sale of customized modular natural gas-handling and low-carbon solutions.

ERM has the meaning ascribed to such term under the heading “Risk Management and Compliance – Enterprise Risk Management”.

ESG refers to environmental, social, and governance matters.

Exterran means Exterran Corporation and its subsidiaries which was acquired by Enerflex in October 2022.

GHG means greenhouse gas.

HAZCOM has the meaning ascribed to such term under the heading “Environmental, Social and Governance Standards – Chemicals Management”.

HRC Committee or HRCC means the Human Resources and Compensation Committee of the Board of Directors.

HSE means health, safety, and environment.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

IFRS means the International Financial Reporting Standards as issued by the International Accounting Standards Board, as amended from time to time.

ITK means Enerflex’s integrated turnkey offerings.

Latin America has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

Labor Board means the Local Labor Board of the State of Tabasco in Mexico.

MD&A means management’s discussion and analysis.

NCG Committee or NCGC means the Nominating and Corporate Governance Committee of the Board of Directors.

NGL means natural gas liquid.

NI 52-110 means National Instrument 52-110 Audit Committees.

North America has the meaning ascribed to such term under the heading “Description of the Business – Enerflex’s Business”.

NYSE means the New York Stock Exchange.

Retirement Policy has the meaning ascribed to such term under the heading “Board of Directors”.

Revolving Credit Facility means the US$700 million three-year secured revolving credit facility, bearing an interest rate equal to an applicable margin (ranging from a low of 0.20% per annum to a high of 3.25% per annum based on Enerflex’s net funded debt to earnings before finance costs, income taxes, depreciation, and amortization ratio), plus the applicable reference rate associated with the currency of the borrowings.

SEC means the U.S. Securities and Exchange Commission.

SEDAR+ means SEDAR+ which can be accessed at www.sedarplus.ca.

Senior Notes means the $40.0 million of 10-year notes maturing on June 22, 2021, issued by Enerflex under a note purchase agreement dated June 22, 2011; US$105.0 million and $15.0 million seven-year notes maturing on December 15, 2024, issued by Enerflex under a note purchase agreement dated December 15, 2017; and the US$70.0 million and $30.0 million 10-year notes maturing on December 15, 2027, issued by Enerflex under a note purchase agreement dated December 15, 2017.

TCO2e means tonnes of carbon dioxide equivalent.

Term Loan Facility means commitments from a syndicate of financial institutions for a newly drawn US$150 million three-year secured term loan credit facility, bearing an interest rate equal to the Secured Overnight Financing Rate or US base rate plus 3.75% or 2.75% per annum, respectively.

Transaction has the meaning ascribed to such term under the heading “General Development of the Business – 2022 Highlights and Developments”.

Enerflex Ltd. Annual Information Form

For the Year Ended December 31, 2023

TSX means the Toronto Stock Exchange.

USA means the United States of America.

APPENDIX A

AUDIT COMMITTEE

TERMS OF REFERENCE

ORGANIZATION

Enerflex Ltd. (the “Corporation”) has established an Audit Committee of the Board of Directors. These terms of reference govern the operations of the Audit Committee (the “Committee”), as approved by the Board of Directors (the “Board”) of the Corporation. The Committee shall review and reassess the terms of reference annually. The Committee shall be appointed by the Board and shall be comprised of at least three directors, each of whom are independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading). All Committee members shall have a sufficient level of financial literacy to understand the issues to be raised in the Corporation’s financial statements, and at least one Committee member shall have accounting or related financial expertise.

Principal duties of the Committee include oversight responsibility for: financial statements and related disclosures, reports to shareholders and other related communications, establishment of appropriate financial policies, the integrity of accounting systems and internal controls, approval of all audit and non-audit services provided by the independent auditor, consultation with the auditor independent of management and overseeing the work of the independent auditor, and monitoring and directing, as appropriate, the activities of the Internal Audit group.

STATEMENT OF POLICY

The Committee will provide assistance to the Board in fulfilling their oversight responsibility relating to the integrity of the Corporation’s financial statements and the financial reporting process, the systems of internal accounting, internal control over financial reporting (“ICFR”), financial controls, the annual independent audit of the Corporation’s financial statements and ICFR, and any legal compliance or ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, the independent auditor and management of the Corporation. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation and the power to retain and pay outside counsel, or other experts it determines necessary to carry out its duties.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the Audit Committee is to oversee the Corporation’s financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditor is responsible for auditing those financial statements. The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behaviour.

The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

Relationship with External Auditor

➢

The Committee shall oversee the work of the independent auditor and shall have a clear understanding with management and the independent auditor that the independent auditor reports to and is ultimately accountable to the Board and the Committee, as representatives of the Corporation’s shareholders. The Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend the replacement of the independent auditor. The Committee shall assure itself that the external auditor is independent from management and the Corporation, and will have access to all information about the audit firm’s relationship with the Corporation that is necessary to come to a reasonable conclusion. Annually, the Committee shall review and recommend to the Board the election of the Corporation’s independent auditor by the shareholders.

➢

The Committee shall discuss with the independent auditor the overall scope and plans for their audit including the adequacy of staffing and the audit fees. Such audit and fees are subject to the approval of the Committee. The Committee will recommend to the Board the appointment of the external auditor by the shareholders and the fees for such auditor. In addition, the Committee shall discuss with management, and the independent auditor, the adequacy and effectiveness of the ICFR and financial controls, including the Corporation’s system to monitor and manage financial-related risk, and any legal and ethical compliance programs (including complaint mechanisms). The Committee will develop and maintain a relationship with the independent auditor that allows for full, open, and timely discussion of all material issues, with or without management as appropriate in the circumstances.

➢

The Committee shall approve non-audit services to be rendered by the independent auditor and fees associated there-with in advance of such activity taking place. The Committee may delegate this approval to one or more of its members, but such services must be presented to the full Committee at its next scheduled meeting.

➢	The Committee shall approve the Corporation’s hiring of partners, employees and former partners and employees of the present and former external auditor of the Corporation.

Financial Reporting

➢

The Committee shall review and recommend for approval by the Board, press releases on quarterly financial results and interim reports to shareholders including the financial statements, note disclosure and Management’s Discussion and Analysis included therein, prior to public disclosure of such information. The Committee will periodically consider the extent of involvement of the independent auditor in connection with the interim financial statements, interim note disclosures, and Management’s Discussion and Analysis.

➢

The Committee will review with management and the independent auditor and recommend for approval by the Board the press release on annual financial results, the annual audited consolidated financial statements, Management’s Discussion and Analysis, Annual Information Form, and Annual Report on Form 40-F.

➢

The Committee will periodically review and satisfy itself as to the adequacy of procedures for the review of other public disclosure by the Corporation of financial information derived from the Corporation’s financial statements.

➢

The Committee shall review any significant adjustments to financial statements, as well as the accounting related to unusual transactions, investments or other transactions that could materially affect the viability of the Corporation, in addition to the accounting related to all material transactions with related parties. The Committee will make appropriate inquiries with respect to any significant litigation or regulatory compliance matters and report on these matters to the Board.

➢

The Committee shall review with management and the independent auditor the interim and annual financial statements, including their judgment about the quality and acceptability of accounting principles, the reasonableness of significant accounting estimates and judgments, and the clarity of the disclosures in the financial statements and related notes. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditor under generally accepted auditing standards.

Internal Audit and Controls

➢	At least annually, the Committee (or its designate) shall review expenses incurred by the Chair, President & Chief Executive Officer, and Senior Vice President & Chief Financial Officer.

➢	At least annually, the Committee shall obtain confirmation that management has complied with the Corporation’s Code of Business Conduct.

➢

At least annually, the Committee shall receive a report from the Corporation’s Disclosure Committee as to the Committee’s activities and its recommendations on changes, if any, to the Corporation’s disclosure practices. In addition, the Committee shall receive a report from the Disclosure Committee recommending disclosure of all quarterly and annual financial results press releases, financial statements, Management’s Discussion and Analysis, Annual Reports, Annual Reports on Form 40-F, and other relevant public disclosure materials before the Committee approves such documents.

➢	At least annually, the Committee shall review the Whistleblower Policy and the Cash Management Policy and make any necessary or appropriate modifications to such policies.

➢	The Committee shall put in place procedures for:

○	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

○	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.[1]

[1]	NI 52-110, s. 2.3(7); Rule 10A-3.

➢	The Committee will also regularly review complaints to the Corporation’s Compliance Hotline regarding financial matters.

➢

The head of the Corporation’s Internal Audit group will have a functional reporting relationship directly to the Committee. The Committee will provide such guidance and direction to the Internal Audit group, as it deems necessary to ensure the independence and appropriate functioning of such department. The Committee shall receive an annual report from the head of Internal Audit outlining plans for the subsequent year and quarterly reports describing progress against the plan and any relevant findings.

➢	At least annually, the Committee shall review and reassess the Corporation’s policy with respect to the delegation of authority levels assigned to management.

➢

The Committee will consider the effectiveness of the Corporation’s internal control system, including ICFR and information technology security and control based on the input of management, external auditors and the Corporation’s Internal Audit group.

Environmental, Social, and Governance (ESG) Matters

◾

The Committee shall review and approve disclosures made pursuant to the IFRS Sustainability Disclosure Standards, in the annual Management Information Circular, the Annual Information Form, the Corporation’s annual ESG performance summary table, and other ESG reporting, as applicable.

Other Matters

◾	The Committee shall review and approve disclosures regarding the Ransom Demand Recovery Policy, including and disclosures of actions taken by the Corporation under the policy.

◾	The Committee will have oversight responsibility for IT-related initiatives, undertakings, and projects.

◾

The Committee shall review any disclosures regarding the Incentive Compensation Recovery Policy insofar as such disclosures pertain to the determination of the Triggering Date and the amount of Excess Incentive Compensation subject to recovery (capitalized words used in this section have the meanings ascribed thereto in the Incentive Compensation Recovery Policy).

August 2023

Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**